UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Condensed Interim Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

1Q23

bradesco

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2023. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

ECONOMIC COMMENT

Economic activity has been slowing down gradually since the beginning of the year. The labor market remains resilient, with some loss of pace of hiring being compensated by actual income gains. We forecast that the GDP should grow by 1.5% in 2023 and 2024, after showing a growth of 2.9% in 2022. The income growth should sustain household consumption, while infrastructure investments will be important to maintain the expansion of gross fixed capital formation. Additionally, the new grain harvest record will boost the agricultural GDP. Even so, the restrictive monetary policy should maintain the deceleration situation throughout the year.

Inflation has also gradually slowed down, in the short-term, with resilience in service inflation, which is responding to the still booming labor market. We expect an IPCA of 6.2% at the end of 2023. With the gradual deceleration of activity and inflation, the Selic rate is expected to be 12.25% at the end of the year.

The tightening of financial conditions increases the risk of the global economy slowing down. Although central banks adopt the principle of separation of instruments to deal with inflation and liquidity issues, controlling inflation will continue to demand a restrictive monetary policy this year. With this, the actions of central banks will continue to be the determining factor for asset prices and expectations.

HIGHLIGHTS FOR THE PERIOD

In February 2023, we called our shareholders to participate in the Special and Annual Shareholders' Meetings, an event that took place on March 10, 2023, and that approved, among other proposals, the cancellation of 16,317,800 registered shares, with no-par value, issued by the Company, held in treasury, without a reduction in the value of the share capital; the amendment of the Bylaws, according to CMN Resolution No. 4,910/21; and the election of the members of the Audit Committee for 2023.

In addition, on February 28, 2023, the transaction was completed with Banco Votorantim S.A. ("banco BV") for the formation of an independent investment manager, which will have its own brand, to be defined. In the transaction, we, through one of our indirect subsidiaries, acquired 51% of BV DTVM S.A.

STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, based on their needs and lifecycle, and increasing their satisfaction by means of an excellent experience in all their interactions with the Organization. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence, focused on their needs and objectives, promoting the best experience (pleasant and complete) and a relationship based on trust and respect. Having the client at the center of our strategy, we have developed several initiatives to enhance our knowledge of behavior, needs and goals, adding value to each moment and interaction. By using data intelligence and complete business solutions, we provide contextualized offerings according to the client's profile and stage of life. We integrate journeys and processes supported by real-time decision technologies.

Digital Transformation – how we do it: Efficiency, Agility, Connection, Innovation and Simplicity. This is our mentality about digital behavior. In an environment full of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. We focus on actions and projects aimed at optimizing the channels that clients use to contact us, reducing the cost of providing services, and constantly seeking efficiency. We aim to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: People are the core of our strategy. We want our company to be the destination for high-performance professionals so they can live in the present whilst building their future. We seek to enhance our professionals' essential and life-changing skills in order to make our corporate strategy feasible. We build an organizational culture based on ethics, transparency and respect for people. We invested in having an innovative, challenging, and diverse environment.

Sustainability – made to last: We are agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified way, with ethical and transparent actions, through the best balance between risk and return and a robust capital and liquidity structure. We seek to contribute to the sustainable development of society, with a low carbon and inclusive economy. We are committed to managing the socio-environmental and climate risks related to our business. Our performance, guided by diversity and inclusion, reinforces our belief in the transformative potential of people, respecting both individuality and differences. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians.

HIGHLIGHTED INFORMATION


BOOK NET INCOME AND ROAE
20.1%
R$ billion
8.0
13.4%
5.5
1Q22
1Q23
Book Net Income
ROAE


SHAREHOLDERS' EQUITY
R$14.96
R$15.27
+2%
R$ billion
159.5
162.5
1Q22
1Q23
Shareholders' equity
Book Value per Share

INTEREST ON SHAREHOLDERS' EQUITY/DIVIDENDS **R$ 2.9 bi** (gross)
R$ 2.3 bi supplementary
R$ 578 mm monthly

EARNING PER SHARE
R$ 0.48 IN COMMON SHARES
R$ 0.53 IN PREFERRED SHARES

BASEL RATIO
15.1%

MARKET VALUE
R$ 133.1 bi

EXPANDED LOAN PORTFOLIO
R$ 879.3 bi (+5% in 12M)

LARGE COMPANIES: **R$ 340.1 bi** (+1% in 12M)

INDIVIDUALS: **R$ 365.3 bi** (+10% in 12M)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$ 173.9 bi** (+4% in 12M)

ALLOWANCE FOR LOANS
R$ 59.5 bi (+27% in 12M)

TOTAL DEPOSITS
R$ 589.2 bi
(+7% in 12M)

Time Deposits – R$ 411.6 bi (+14% in 12M)
Savings Deposits – R$ 128.3 bi (-5% in 12M)
Demand Deposits – R$ 48.0 bi (-6% in 12M)
Interbank Deposits – R$ 1.3 bi (-44% in 12M)

SECURITIES
R$ 680.5 bi
(+4% in 12M)

FVOCI – R$ 211.0 bi (+13% in 12M)
FVPL – R$ 291.9 bi (+3% in 12M)
Amortized Cost – R$ 177.6 bi (-3% in 12M)

100% CLIENT

We are establishing even closer relationships with our clients. Therefore, our focus will continue to be on meeting their goals, desires and needs. To accomplish this, we have combined the voice of the client with the use of metrics such as NPS and data intelligence during the development of financial and non-financial solutions, products and services.

This way, we can get to know each client even better, providing solutions that are consistent with their goals, desires and needs, and that facilitate their daily lives. This movement corresponds with our motto "With us, you come first" and takes advantage of the expertise of our Customer Experience (CX) area, responsible for generating insights from multiple data sources, including quantitative and qualitative research, in addition to building and optimizing client journeys across all of Bradesco's customer channels.

Constant work is carried out by the Bradesco Experience (be.), responsible for promoting the best experience to clients, regardless of the channel used by the client to interact with us. It is a team composed of specialized professionals with a desire to create complete, intuitive and customized journeys for all clients, from beginning to end. In addition, we enhanced partnerships that enable more fluid experiences across different channels, including for non-financial services. To ensure resilience within our channels and agility in building journeys, we also seek to strengthen our cloud structure.

By the end of March 2023, our base was composed of 76.7 million clients.



COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Múltis & Institutional1
Companies and Business
Up to R$ 50 mi
Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
≤ R$4,000
INDIVIDUALS
Non-account holders2
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual or corporate clients who consume Bradesco Organization products but do not have a bank account.

SERVICE STRUCTURE

By offering practical and secure services in all sectors that we operate, we maintain a large and modern Customer Service network, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first quarter of 2023, the Network comprised 85,461 points, including 2,855 branches and 46,921 ATMs.

DIGITAL CHANNELS

With clients becoming increasingly more digital and autonomous, we will continue to improve our operations in digital solutions. In the first quarter of 2023, more than 98% of transactions were carried out with Bradesco's Digital Channels, especially using the Bradesco App (Individuals and Companies), which showed a 35% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for clients.

ACESSIBILITY

This year, we celebrate our 80th anniversary, and our goal to make clients' lives easier intensifies. More than 24 years ago, we started a transformation movement with the implementation of various solutions, such as launching accessible ATMs, an exclusive Call Center for people with hearing impairments and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the subject continues to receive the dedication it deserves through projects and actions focused on connecting with communities, empowerment, and minimizing the barriers to accessing information, banking and digital inclusion. For us, accessibility is synonymous with respect and inclusion.

DIGITAL PLATFORMS

Currently, we have 12 large Digital Platforms serving clients in the Exclusive sector (one of which is exclusively for Corporate clients) and four serving clients in the Prime sector. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. At the end of the period, we had assisted 1,103 thousand clients in total – 818 thousand Exclusive, 60 thousand Corporate, and 225 thousand Prime. We also have the Bradesco Private Bank Digital Branch, assisting 19 thousand clients in this sector.

NEXT

The *next* ecosystem offers financial and non-financial services, including checking accounts, cards, investments, loans, insurance, accounts for children and teens (nextJoy), more than 1.4 million offers at nextShop marketplace, exclusive benefits on the Mimos (gratuities) hub, and integration with digital wallets like Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay, among others.

In Open Finance, next has the "Minhas Finanças" ("My Finance") feature, an account aggregator that allows the client to view, in a consolidated manner, information on their checking accounts, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

As a result of the actions undertaken, there was a 28% increase in the volume of active clients compared to the same period of the previous year. Also in the same period, 171.7 million transactions were processed, which represent 34% growth compared to the previous year.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit cards, INSS payroll-deductible loans, anticipated FGTS Birthday Withdrawals and 100% digital payment accounts. In addition to financial products, it is possible to purchase on the App: cell phone top-ups, insurance, dental plans, cashback, e-gifts, discounts, etc.

Digio closed the first quarter of 2023 with 5.7 million accounts in total, recording a growth of 47% over the same period in 2022.

INTERNATIONAL OPERATIONS

We have a team of specialists in Brazil and abroad to act on exchange rates, exports, imports, financial transfers and the foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients, whether individuals or companies, who wish to access the US market, by offering complete investment, banking and financing solutions.

BRANCHES

New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICES

Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

SUBSIDIARIES

Luxemburg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Mexico	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco Bank Bradesco Investments Bradesco Global Advisors

MAIN PRODUCTS AND SERVICES

bradesco seguros

Mar23 (R$ million)	Net Income	Shareholders' Equity	Securities	Income from Insurance Premiums, Pension Contributions and Capitalization Bonds
	1,927	36,779	355,509	24,997
	Return on Average Equity (ROAE)	Total Assets	Compensation, Draws and Redemptions Paid	Technical Provisions for Insurance, Pension Plans and Capitalization Bonds
	18.2%	376,856	21,084	323,171

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which has made it the market in Brazil and Latin America.

This solid history has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several sectors, such as Car Insurance.

We offer Life Insurance, Health and Dental Plans, Capitalization, Private Pension Plans, and Property and Casualty Plans, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance sector of large risks, P&C (Property and Casualty) and transport, aimed at medium and large-sized corporate clients of the most diverse markets.

A modern structure is available to policyholders and clients, consisting of web and mobile channels, call centers, own premises with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete line of payment methods in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we operate in the Mexican market, as one of the largest issuers of credit cards with exclusivity in leading store chains in that country. In August 2022, we announced the acquisition of the Ictineo Platform, a financial institution focused on Individuals, and the conclusion of the transaction is subject to approval by the Mexican authority (CNBV – Comisión Nacional Bancária y de Valores or National Banking and Securities Commission) and the Brazilian authority (Bacen – Banco Central do Brasil or Central Bank of Brazil).

We are well-positioned with relevant shareholdings, such as Cielo and Elopar – an investment holding company whose investments include Alelo (benefit and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (card/brand provider), and Veloe (mobility and tolls company).

R$ 79.8 billion in card transactions in the period. **R$ 2.3 billion** in Fee and Commission Income.

LOAN OPERATIONS

We expanded and diversified offers in distribution channels, especially in digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, maintaining focus on customizing the offers, improving customer experience and assessing their real needs.

We are at full operational capacity. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the credit lines, we highlight:

- **Agribusiness:** we are among the biggest financiers in the agricultural sector, with offers and solutions to assist with the development of production. We usually participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and with the main manufacturers of agricultural machinery in the country. We have 14 Agribusiness Platforms distributed throughout Brazil, with experts and agronomist engineers providing advice to the Service Network and rural producers;
- **Special Business:** structured operations solutions for wholesale clients, among the largest funders in Emergency Programs, leader in BNDES (Brazilian National Bank for Social and Economic Development) on-lending, market leader in leasing, largest collateral portfolio on the market and market leader in advance payments to suppliers;
- **Real Estate:** we are one of the most relevant in this market, maintaining our commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitalization of processes carried out through real estate partners via APIs. We have real estate platforms, with coverage throughout the country;
- **For companies:** working capital items, advances on receivables and financing of goods focused on small- and medium-sized enterprises. With Bradesco Corporate, the leader in the Brazilian market in assets for large- and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of marketing and after-sales journeys. We highlight the extensive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the life stage of each clients' profile, with a smooth and multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Dec22	Dec21	Variation %
Consumer Financing	**254,8**	**230,9**	**10%**
Payroll-deductible Loans	89,7	84,6	6%
Credit Card	72,3	59,1	22%
Personal Loans	58,0	53,3	9%
CDC / Vehicle Leasing	34,8	34,0	2%
Real Estate Financing	107,2	96,1	12%
Rural Loans	39,4	33,2	19%
BNDES/Finame Onlendings	16,2	15,5	5%
Working Capital	141,8	147,7	-4%
Foreign Trade Finance	46,6	60,4	-23%
Sureties, Guarantees and Securities	195,4	183,7	6%
Other	77,8	67,0	16%
\\ Expanded Loan Portfolio	**879,3**	**834,5**	**5%**

CONSORTIA

Our clients, being account holders or not, have access to the full Bradesco Consórcios portfolio. We have an integrated base for marketing solutions in synergy with Branches, Digital Platforms, and Partners reaffirming the active presence in the sectors of movable and immovable assets.

R$8.1 billion in revenue in the first three months of the year, resulting in a total portfolio of **R$98.6 billion.**

R$570.2 million in Fee and Commission Income.

1.5 million active quotas, totaling **143 thousand** new quotas sold in the period.

INVESTIMENT BANKING

Our Investment Banking consists of two main areas: Investment Banking and Global Markets. With Investment Banking, we advise our clients on the primary and secondary actions: merger transactions, acquisition and sale of assets and companies; and the structuring and distribution of debt instruments in local and international markets. Structured corporate finance operations and projects are under the modality of Project Finance.

Our Global Markets area exclusively serves the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia. We actively participate in the primary shares and debt market through the distribution of offers coordinated by our Investment Banking.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, DI (Interbank Deposits), dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized over-the-counter (OTC) market.

Our Research has 38 professionals in the analysis field of variable income investments, shares strategy and macroeconomics, focused on companies with shares listed on the largest stock exchanges in Latin America, with a coverage of approximately 92% of the MSCI LatAm index.

ASSET MANAGEMENT

Representing us in the fund and portfolios management market, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple sectors of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

R$ 669,7 billion in investment funds and managed portfolios under management in the period.

ÁGORA INVESTIMENTOS

Ágora, Banco Bradesco's investment house, is a one stop, open and independent investment platform. Prioritizing the investor's journey and experience, it aggregates technology and innovation, as well as quality content and expert advice by professionals trained to serve all types of investors. It is dedicated to care for Individuals and Companies, whether Bradesco account holders or not. Through the website or the App, the client finds a modern Home Broker, its share trading platform on the stock exchange, and a select portfolio with more than 1,400 investment options, in more than 130 institutions from all over the market, offered from curatorship in the selection of the best investment products. It provides the client with one of the largest fixed income grids in the market with more than 600 options among public, private and Direct Treasury bonds; more than 260 investment funds from renowned managers, exclusive products, such as COES, LIGs, as well as private pensions, including allowing access to investments abroad by Bradesco Invest US, where the client finds the best opportunities according to their profile and objective, whatever it may be.

The Ágora Client also has exclusive programs and services, such as: Ágora Scan, which selects the best products according to the profile of each client; Paid Custody with online membership (the client accesses the best rates in the remuneration of rent of shares in the market); Invista Fácil, a mechanism for the client to follow the strategy of the recommended share portfolios through five exclusive funds and with investments starting at R$1.00; Ágora Kids and Ágora Universitário, which promote the entry of new investors in the capital market; Ágora Visa Infinite Credit Card, which grants a 1% cashback on purchases made; Ágora Trader, six advanced trading terminals with extensive resources for stock exchange operations; Ágora Plus, exclusive space that offers discounts and cashback in dozens of partner stores; and finally, the partnership with Veloe, with special contracting conditions, such as an exemption of monthly fees in paying tolls and parking.

The commitment to democratizing access to financial education remains a priority, with the Ágora Academy, one of the largest financial education platforms in Brazil, we bring together the best business schools in the country in order to democratize access to education. It is an open platform, including for non-clients, that offers more than 100 courses, 50 of them free and all certified. Its wide range includes courses in financial products and markets, serving from the beginner to the most experienced investor, with preparatory courses to enter the labor market, management, specialization in the financial market and even post-graduation and MBA.

With the new Ágora Insights, the client can access all of the reports and recommendations prepared by a team of renowned analysts and economists in one place: a modern and intuitive platform, including the largest analysis coverage of companies listed on the stock exchange, with more than 160 companies, as well as real estate investment and fixed income funds. High-quality information to help clients make the best decision when it comes to investing. Investors also have Ágora Play and Ágora Cast, daily platforms of live streams and podcasts with analysts, economists and market managers; finally, they will be able to follow everything that happens live or whenever they want, from wherever they are.

With Ágora, the client has a complete investment platform at their disposal, personalized advice given by certified experts who understand the subject, in addition to content, analysis, information, education, exclusive products and services gathered in one place, taking their stage in life, profile and goals into account. Using Ágora Hub in the App, the experience is even more complete: all products, services, content and solutions are offered via the App 24/7, ensuring a differentiated journey with comfort, security and the soundness of one of the largest financial institutions on the market.

BROKER

We serve the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, interbank deposits, dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized OTC market.

We actively participate in the primary stock market through the distribution of the main initial public offering 'IPOs' and also in the secondary market through Follow On operations.

INVESTIMENTS

Bradesco Investimentos has a complete asset management platform that aims to provide the client with differentiated and personalized investment advice, both in a face-to-face and remote form, covering the whole Banco Bradesco product range, in an accessible and sophisticated way, including investment solutions at Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, always considering the client's stage of life, needs, goals and profile.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers, which complement one another. Clients also benefit from the recommended portfolios, which combine a diverse selection of financial assets, being prepared monthly based on the risk profiles and perspectives of the economic scenario in the local and international environment. Our clients also have the Invest+ Bradesco App, our investment consolidator, which brings the complete view of its resources, including in other institutions, as well as information on profitability, valuation, exclusive content and much more.

MISCELLANEOUS SOLUTIONS

CAPITAL MARKETS

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with an emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services with stability, security, tailored solutions and integrated systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies, for the management of accounts receivable and payable and for the collection of taxes and fees.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.6 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 33 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

TECHNOLOGY AND INOVATION

Bradesco has just celebrated 80 years of having its doors open to clients, always putting them first since its foundation. The Bank was established with innovative proposals to support Brazil and Brazilians, popularizing banking services through leadership and the ability to reinvent itself in all areas, scenarios and economic profiles.

We have always been pioneers in the use of technology at the service of the consumer, witnessing the digital transformation every day, constantly focusing on the needs, preferences and expectations of our clients, developing hyper-personalization, especially on the digital channels' journeys that are now the preferred means of interaction with the Bank, representing 98% of interaction.

And the preference is justified: we started the year focused on digital. On the Bradesco App, the release of personal loans can be made with guarantee of investments, such as funds, CDB, VGBL, LCA, LCI and Capitalization that can be accepted digitally. In the area of loans, we also have a new, more modern menu with greater autonomy allowing the client to manage their contracts.

We offer digital forms of financing, whether for the acquisition of vehicles, real estate or consortia from simulation to contracting, with acceptance, inspection and monitoring via cell phone. Still in the Credit segment, we have brought a new journey to the public payroll-deductible loans on the Bradesco App, which began to show the status of the client, allowing them to follow up their proposal. The contracting of a payroll-deductible loan for INSS beneficiaries who have a 'benefit account' can also be done on the BDN self-service machines.

With a range of digital products, Bradesco strives for the total security of its channels, inserting another authentication factor to register the Token on the mobile phone via the App: Facial Biometrics, whose authentication data is protected within the Bank's IT environment, not on the mobile operating system. When switching to a new device, the client will not need to register again.

PIX, a payment system used by more than 130 million Brazilians, among which 25% are Bradesco clients, also gained prominence in the period. It is now possible to schedule recurring transfers directly on the Bradesco App. It is possible to request a "return of unrecognized PIX transfer" through Internet Banking, for cases where the client is a victim of coercion, scam, theft or burglary of their cell phone. The "Bradesco Facilitated PIX" is a new solution present in some partner Apps that automatically directs the client to the Bradesco App to log in and confirm the transaction adding more practicality, agility and security to the purchase. And since we can extrapolate the borders of the Organization, through the Open Finance feature, it is also possible to make a PIX via Bradesco App using another institution's balance.

For the investor client, Invest+ Bradesco, an investment consolidator, is now available on Internet Banking so that the client can check their investment positions, either in Bradesco or other institutions, expanding the usability of the solution. And there is more news: when accessing the Bradesco App, the client can choose to invest in a product of the recommended portfolio and be directed to the investment showcase and make investments directly. The recommendations are even more accurate with the use of artificial intelligence in the analysis of the client profile, observing variables such as age, AIP (analysis of the investor profile), level of instruction, investments, transfers and expenses on the credit card, which reveal the consumption profile to generate offers. Also through the App, it is possible to follow the future launches of investments when making investments or redeeming funds, since the client visualizes the date on which the operation will be carried out. Ágora is always full of content for the investor, client or non-client, and now, has just gained a new functionality in the Quotes area of the website, with access to information about the most relevant stock exchange quotes in the world scenario, main currencies, ratios, economic indicators and interest rates.

And Bradesco is concerned with making its clients thrive, helping them to achieve balance. For this, we have developed offers of products for the financial reorganization of the Individual, making them available in various Advisory and Digital Portals for debt renegotiation.

Prosperity, in fact, is the word when we evaluate the potential of agribusiness, which does not stop growing in Brazil. Bradesco follows this evolution, prioritizing the rural producer with a dedicated platform, e-agro, which was born with the objective of broadening rural loan operations and in all agribusiness products, including small and medium producers. The Rural Product Note (CPR) has already been made available, the only one in the market in a completely digital way and integrated with partners that are already connected to the platform.

BIA, our virtual assistant, always evolving in language, understanding and functionalities, is always ready to integrate the latest features. Now helps corporate clients to check their balance and income easily and quickly through Invest Fácil, on Net Empresa. It also clears doubts about fraud prevention and social security, in such a natural way that it brings the feeling that we are talking to experts.

The Cards segment also features innovations. For clients who prefer the debit function, it is possible to register the card as a recurring payment method in the main services of streaming, delivery, in-app mobility and diversities. There is also news in the Digital Credit Card Acceptance on the Bradesco App, which displays pending proposals, immediate activation via Apple Pay, Google Pay and Samsung Pay and a summary of the proposal with the annual fee information. At the request of the clients themselves, a new feature was also implemented in the virtual card journey that can be registered for recurring transactions in monthly payments in streaming.

And at the beginning of the year, Grupo Bradesco Seguros also innovated, with Digital Acceptance in the proposals of capitalization and facilities in the management of pensions by the Bradesco App, such as changing plans and checking profitability, recommendations and products. For self-service, the client can automatically check statements over a period of up to 24 months, or receive statements of longer periods by email within 2 hours.

In this quarter, Bradesco completed its first pilot operation of tokenizing a financial asset, with all the security and modernity of blockchain technology. Held in conjunction with the OTC Brasil Stock Exchange, it consisted of the issuance of a Bank Credit Bill (CCB) worth R$10 million, where Bradesco served as originator and distributor of the securities.

The past, present and future are found in eight decades of transformation of Bradesco, where pioneering is its trademark. In that regard, Bradesco and USP (Universidade de São Paulo) have just signed a partnership, through the Innovation Center (InovaUSP), with the aim of exploring the field of emerging technologies and intensifying innovation and entrepreneurship, putting the client constantly at the center of their strategy, which demands a mindset that is fully focused on innovation.

This way of thinking and acting has worked for the long journey we have had so far. Bradesco was recognized as the first place in the 'Traditional Banks' category in the 5th edition of the Ranking Onboarding 2022, research that evaluates the experience of users in the processes of registration and opening an account, whose evaluation of clients involved 'Experience and Effectiveness', 'Perceived Security' and 'Willingness to Remain'. These recognitions have led us to offer an increasingly better Bank by ratifying the commitment with society.

SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement of environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and society.

Our Sustainability Strategy is based on the promotion of a change agenda by focusing on three main themes: Sustainable Business, Climate Agenda, and Financial Citizenship, aligned with the Sustainable Development Goals (SDGs) of the UN.

Our ESG performance has been recognized by the market, as we had a performance mostly above the average for the industry in the national and international ratios and ratings, such as Dow Jones, ISE, CDP, MSCI, among others. For the 17th consecutive time, we have been part of the Dow Jones Sustainability Index (DJSI) select group, of the New York Stock Exchange, making up the World and Emerging Market portfolios in the 2022–2023 cycle. Additionally, for the 18th consecutive time, we were selected in the portfolio of the **Corporate Sustainability Index** (ISE) of B3, remaining among the 10 most sustainable companies in the country. This quarter, we were recognized in the S&P Global's **Sustainability Yearbook** for the 5th consecutive time. The highlight was the ranking among the 5% with the best assessment in sustainable banking practices in the world.

We are committed to the sustainable development of Brazil and continue our journey, reinforcing our purpose as a Financial Institution.

Follow our initiatives and performance through the websites bradescori.com.br e bradescosustentabilidade.com.br

HUMAN RESOURCES

One of the most important pillars that support the Organization, as well as one of the reasons for our success that we would like to recognize, is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and the promotion of healthy habits and behaviors prevails in the Organization. Viva Bem (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

Among the features focused on promoting employee health, we highlight: Telemedicine: a video appointment, through the Saúde Digital App (Digital Health) – Bradesco Saúde, with the assistance of a specialist doctor, available 24/7; **Lig Viva Bem**: a counseling and guidance service offered to our employees and their households, which is carried out by specialized professionals, who provide emotional, social, legal, and financial guidance, among others, 24/7; and the Mental Health Trail: a series of lectures focused on prevention and mental health care, through general guidelines on behaviors, signs and symptoms of illness.

Education also gains prominence in Bradesco. Unibrad (Bradesco Corporate University) devoted its efforts to meeting the organizational strategies, promoting awareness that employee participation is crucial to their career and to the results of the Organization. With online and face-to-face courses, there are more than 4,000 learning solutions available, with topics focused, for example, on sustainability, citizenship, leadership, technology, risk, compliance, diversity, corporate competencies, and health.

To further enhance our team, we have established a robust governance for diversity, equity and inclusion, formed by the **Sustainability and Diversity Committee**, which includes the participation of the CEO of the Board of Executive Officers and the Chairman of the Board of Directors, and the **Diversity, Equity and Inclusion Working Group**, formed of employees from various areas and of different seniorities. In addition, in the Human Resources structure, the area of **Diversity, Equity and Inclusion** is responsible for catalyzing transformations and managing initiatives that drive representativeness in the workforce, acting mainly in four pillars: People with Disabilities, Gender, LGBTI+, and Ethnic-racial. And, finally, every employee, regardless of their hierarchical level, can also participate in the **Affinity Groups (AGs)**: "Somar", aimed at including people with disabilities; "AfroBra", focused on the evolution of ethnic-racial agendas; "DiversiBrad", focused on LGBTI+ inclusion; and "Mulheres Pra Frente", focused on gender equity. Each Group has a coordinator, who has the identifying marker of the theme represented by the AG and who is a member of the Diversity, Equity and Inclusion Working Group.

Finally, with much pride, we communicate that our ongoing commitment to adopting practices that support and foster a healthy, balanced, diverse and inclusive environment continues to be recognized internally and externally. In this sense, we highlight the GPTW Gestão Saudável (Healthy Management), in which Banco Bradesco ranked first among companies that promote excellent working environments, the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the LinkedIn Top Companies Brazil 2022 list. Closing out the recognitions of 2022, we were recognized as one of the Amazing Places to Work, through the FIA FEEx research, ranking second in the banks category. We are also present in the thematic diversity rankings: Ethnic Racial GPTW, Women GPTW and PwDs GPTW, who recognized us as one of the best companies for people to work.

Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, their identities and competencies.

At the end of the period, the Organization had 86,212 employees – 73,855 of Bradesco and 12,357 of Affiliated Companies. Among outsourced employees, we had 8,283 associates and 2,220 interns.

CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first quarter of 2023, six meetings were held, one of which was annual and five special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section.

INTERNAL AUDIT

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, being responsible for assessing the processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation and to the adequacy of Processes and the effectiveness of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In the first quarter of 2023, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.8% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Technical Commission for the Evaluation of Models and Risk Committees.

COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

SOCIAL INVESTMENTS

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$ 1.1 billion
Total budget for 2023

R$ 846 million are allocated for Activity Expenses.

R$ 285 million are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

SCHOOL NETWORK
More than 61,000 students benefited primarily in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level – nationwide.

VIRTUAL SCHOOL
More than 2 million students will complete at least one of the free, quick courses available on the portal.

PROJECTS AND PARTNERSHIP INITIATIVES
More than 8,000 beneficiaries in educational and information technology courses and lectures.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 35 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, unified educational centers, public and private schools and in its center of sports development, all in Osasco (State of São Paulo), with 1,200 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

RECOGNITIONS

- Bradesco Global Private Bank was featured in **Global Finance's Private Bank Awards 2023**, awarded Best Private Bank for Intergenerational Wealth Management, in the Global category, and Best Private Bank Digital Solutions for Clients, in the Latin America category (Global Finance).
- We received an award with the case "Client's Positive Cycle" at the **Ouvidorias Brasil (Brazilian Association of Customer-Company Relations) 2022** award.
- We are among the best rated companies in the **S&P Global Sustainability Yearbook 2023**, as one of the most committed companies with society and the planet for their sustainable practices (S&P Global).
- We Integrate **Bloomberg's 2023 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- We were recognized by the **Great Place to Work 2022** label, in the ethnic-racial categories (11th place), women (5th place) and PwD (2nd place).
- We are among the **most valuable Brazilian brands** according to the ranking published by global consultancy Interbrand.
- We are the best rated bank by clients in the index that measures the quality of service provided by banks and platforms, published on the website **Valor Investe** (by Toluna in partnership with FGV).

ACKNOWLEDGMENTS

At the end of the first quarter of 2023, we reflected on the opportunities and advances already initiated and those to come. We remain confident in the country and its people, envisioning a promising year. By the results obtained, we appreciate the support and trust of our shareholders and clients and the efficient and diligent work of our employees and all other associates.

Cidade de Deus, May 4, 2023

Board of Directors and Board of Executive Officers

Index of Notes to the Consolidated Financial Statements

	Note	On March 31, 2023	On December 31, 2022
			R$ thousands
Assets			
Cash and balances with banks	5	124,439,714	122,521,755
Financial assets at fair value through profit or loss	6a	319,693,505	301,899,028
Debt instruments at fair value through other comprehensive income	8	211,038,498	215,588,278
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for expected losses	10	188,692,890	122,488,329
- Loans and advances to customers, net of provision for expected losses	11	587,272,855	602,418,607
- Securities, net of provision for expected losses	9	177,608,566	211,611,074
- Other financial assets	16	68,484,170	65,705,559
Non-current assets held for sale	12	1,267,544	1,236,931
Investments in associates and joint ventures	13	9,157,523	8,970,513
Property and equipment	14	12,201,684	11,971,122
Intangible assets and goodwill	15	19,652,089	18,799,813
Current income and other tax assets		13,754,715	14,440,840
Deferred taxes	37	86,159,858	84,214,585
Other assets	16	9,307,910	10,422,358
Total assets		1,828,731,521	1,792,288,792
Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	293,860,103	281,948,038
- Deposits from customers	18	586,861,257	590,682,206
- Securities issued	19	231,685,420	222,257,328
- Subordinated debts	20	47,885,523	52,241,332
- Other financial liabilities	23	93,527,622	92,556,433
Financial liabilities at fair value through profit or loss	6c	26,159,341	13,341,324
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,442,452	2,997,091
- Financial guarantees	11	1,309,822	1,768,949
Insurance technical provisions and pension plans	21	314,007,132	304,755,965
Other provisions		21,283,229	22,647,973
Current income tax liabilities		1,653,594	1,593,037
Deferred taxes	37c	2,359,436	1,633,292
Other liabilities	23	42,650,308	43,854,987
Total liabilities		1,665,685,239	1,632,277,955
Equity	25		
Capital		87,100,000	87,100,000
Treasury shares		(224,377)	(224,377)
Capital reserves		35,973	35,973
Profit reserves		74,545,773	73,143,422
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		(28,754)	(718,287)
Retained earnings		986,886	127,704
Equity attributable to shareholders of the parent		162,485,997	159,534,931
Non-controlling shareholders		560,285	475,906
Total equity		163,046,282	160,010,837
Total equity and liabilities		1,828,731,521	1,792,288,792

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands	
		Three months ended on March 31	
		2023	2022
Interest and similar income		57,821,227	44,290,509
Interest and similar expenses		(39,450,559)	(27,917,328)
Net interest income	27	**18,370,668**	**16,373,181**
Fee and commission income	28	**6,649,686**	**6,566,253**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	(432,655)	1,292,715
Net gains/(losses) on financial assets at fair value through other comprehensive income		416,727	1,151,308
Net gains/(losses) on foreign currency transactions		(371,134)	3,125,745
Gross profit from insurance and pension plans	32	1,194,009	1,206,124
- Insurance and pension income		12,577,830	10,673,399
- Insurance and pension expenses		(11,383,821)	(9,467,275)
Other operating income		**806,947**	**6,775,892**
Expected loss on loans and advances	11	(6,885,623)	(4,457,555)
Expected loss on other financial assets	8 and 9	(186,166)	(143,760)
Personnel expenses	33	(5,141,744)	(4,731,953)
Other administrative expenses	34	(3,751,903)	(3,631,094)
Depreciation and amortization	35	(1,569,404)	(1,288,227)
Other operating income/(expenses)	36	(2,412,873)	(3,937,269)
Other operating expense		**(19,947,713)**	**(18,189,858)**
Income before income taxes and share of profit of associates and joint ventures		**5,879,588**	**11,525,468**
Share of profit of associates and joint ventures	13	396,000	217,377
Income before income taxes		**6,275,588**	**11,742,845**
Income taxes	37	(801,778)	(3,659,108)
Net income		**5,473,810**	**8,083,737**
Attributable to shareholders:			
Shareholders of the parent		5,399,792	8,037,190
Non-controlling interests		74,018	46,547
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
– Earnings per common share	26	0,48	0,72
– Earnings per preferred share	26	0,53	0,79

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands	
		Three months ended on March 31	
		2023	2022
Net income		5,473,810	8,083,737
Items that are or may be reclassified to the consolidated statement of income			
Debt instruments at fair value through other comprehensive income			
- Net change in fair value		2,987,090	(2,092,541)
- Gains/(losses) reclassified to profit or loss	30	416,727	1,151,308
- Tax effect		(1,314,769)	394,487
Unrealized gains/(losses) on hedge	7		
- Cash flow hedge		197,883	(363,681)
- Hedge of investment abroad		(52,534)	429,033
- Tax effect		(67,980)	(33,632)
Foreign currency translation differences of foreign operations			
Foreign currency translation differences of foreign operations		31,442	(236,678)
Items that will not be reclassified to the consolidated statement of income			
Net change in fair value of equity instruments at fair value through other comprehensive income		(1,989,857)	(233,003)
Tax effect		713,289	95,717
Other		(231,758)	505,107
Total other comprehensive income		689,533	(383,883)
Total comprehensive income		6,163,343	7,699,854
Attributable to shareholders:			
Shareholders of the parent		6,089,325	7,653,307
Non-controlling interests		74,018	46,547

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on December 31, 2021	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707
Adoption of IFRS 17	-	-	-	-	-	-	-	(1,219,698)	(1,219,698)	-	(1,219,698)
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	(227,173)	148,557,139	451,870	149,009,009
Net income	-	-	-	-	-	-	-	8,037,190	8,037,190	46,547	8,083,737
Debt instruments at fair value through other comprehensive income	-	-	-	-	-	-	(652,312)	-	(652,312)	-	(652,312)
Foreign currency translation adjustment	-	-	-	-	-	-	(236,678)	-	(236,678)	-	(236,678)
Other	-	-	-	-	-	-	505,107	-	505,107	-	505,107
Comprehensive income	-	-	-	-	-	-	(383,883)	8,037,190	7,653,307	46,547	7,699,854
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	350,460	4,326,392	-	-	(4,676,852)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Variation of onerous insurance contracts	-	-	-	-	-	-	-	(520,330)	(520,330)	-	(520,330)
Interest on equity	-	-	-	-	-	-	-	(2,332,348)	(2,332,348)	(53,887)	(2,386,235)
Balance on March 31, 2022	87,100,000	-	35,973	11,898,467	55,361,797	70,496	(1,389,452)	280,487	153,357,768	444,530	153,802,298
Balance on December 31, 2022	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(3,104,199)	1,244,043	158,265,358	475,906	158,741,264
Adoption of IFRS 17 (Note 3)							2,385,912	(1,116,339)	1,269,573		1,269,573
Balance on January 1, 2023	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(718,287)	127,704	159,534,931	475,906	160,010,837
Net income	-	-	-	-	-	-	-	5,399,792	5,399,792	74,018	5,473,810
Debt instruments at fair value through other comprehensive income	-	-	-	-	-	-	889,849	-	889,849	-	889,849
Foreign currency translation adjustment	-	-	-	-	-	-	31,442	-	31,442	-	31,442
Other	-	-	-	-	-	-	(231,758)	-	(231,758)	-	(231,758)
Comprehensive income	-	-	-	-	-	-	689,533	5,399,792	6,089,325	74,018	6,163,343
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	10,361	10,361
Transfers to reserves	-	-	-	214,015	1,188,336	-	-	(1,402,351)	-	-	-
Variation of onerous insurance contracts	-	-	-	-	-	-	-	(260,306)	(260,306)	-	(260,306)
Interest on equity	-	-	-	-	-	-	-	(2,877,953)	(2,877,953)	-	(2,877,953)
Balance on March 31, 2023	87,100,000	(224,377)	35,973	12,798,630	61,747,143	70,496	(28,754)	986,886	162,485,997	560,285	163,046,282

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Operating activities		
Income before income taxes	6,275,587	11,742,845
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	6,885,623	4,457,555
Changes in the technical provisions for insurance and pension plans	9,242,118	6,124,567
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(416,727)	(1,151,308)
Expenses with provisions and contingent liabilities	566,741	916,443
(Gain)/Loss due to impairment of assets	186,166	143,760
Depreciation	689,221	615,645
Amortization of intangible assets	996,303	758,356
Share of profit of associates and joint ventures	(396,000)	(217,377)
(Gains)/Losses on disposal of non-current assets held for sale	(23,800)	(83,588)
(Gains)/Losses from disposal of property and equipment	(30,245)	10,773
(Gains)/Losses on the sale of investments in associates	9,012	(348,860)
Effect of changes in exchange rates in cash and cash equivalents	(198,302)	(527,872)
(Increase)/Decrease in assets	**(58,524,526)**	**(16,402,565)**
Compulsory deposits with the Central Bank	(1,519,094)	2,748,587
Loans and advances to banks	(4,848,064)	3,757,289
Loans and advances to customers	(19,248,112)	(34,318,495)
Financial assets at fair value through profit or loss	(17,794,477)	28,028,421
Other assets	(15,114,779)	(16,618,367)
(Increase)/Decrease in liabilities	**52,493,294**	**19,088,588**
Deposits from banks	21,255,874	6,214,039
Deposits from customers	7,740,650	(16,845,068)
Financial liabilities at fair value through profit or loss	12,818,017	6,725,802
Insurance technical provisions and pension plans	9,049	1,833,888
Other provisions	(1,931,485)	(1,078,266)
Other liabilities	12,601,189	22,238,193
Cash generated by operations	**17,754,465**	**25,126,962**
Interest received on financial assets at FVTPL and amortizated costs	26,328,306	21,631,948
Interest paid	(20,797,844)	(13,664,174)
Income tax and social contribution paid	(2,284,828)	(3,024,117)
Net cash provided by/(used in) operating activities	**21,000,099**	**30,070,619**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(84,767)	(623,966)
(Acquisition) of financial assets at fair value through other comprehensive income	(15,201,721)	(56,021,360)
Disposal of financial assets at fair value through other comprehensive income	57,859,119	61,617,799
Maturity of financial assets at amortized cost	7,773,604	23,837,185
(Acquisition) of financial assets at amortized cost	(10,457,559)	(29,796,292)
Disposal of non-current assets held for sale	118,037	221,554
(Acquisitions) of investments in associates	(14,333)	-
Sale of investments in associates	9,134	-
Dividends and interest on equity received	72,439	71,262
(Acquisition) of property and equipment	(709,109)	(1,291,171)
Proceeds from sale of property and equipment	631,218	166,304
(Acquisition) of intangible assets	(1,834,782)	(2,143,544)
Interest received on financial assets at FVTPL and amortizated costs	13,360,885	10,707,833
Net cash provided by/(used in) investing activities	**51,522,165**	**6,745,604**
Financing activities		
Funds from securities issued	19,210,620	34,929,854
Payments on securities issued	(12,012,342)	(20,102,722)
Funds from subordinated debt issued	-	631,500
Payments on subordinated debts	(2,504,671)	(5,655,792)
Lease payments	(416,316)	(492,726)

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Non-controlling shareholders	10,361	(53,887)
Interest paid	(9,572,455)	(4,781,853)
Interest on Equity/Dividends Paid	(5,675,916)	(436,669)
Net cash provided by/(used in) financing activities	(10,960,719)	4,037,705
(Decrease)/Increase in cash and cash equivalents	61,561,545	40,853,928
Cash and cash equivalents		
At the beginning of the period	126,185,421	71,386,319
Effect of changes in exchange rates in cash and cash equivalents	198,302	527,872
At period end	187,945,268	112,768,119
(Decrease)/Increase in cash and cash equivalents	61,561,545	40,853,928

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The consolidated financial statements, were approved by the Board of Directors on May 4, 2023.

2) SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated interim financial statements (condensed) were prepared in accordance with the requirements of IAS 34 - Interim Statements.

The preparation of the consolidated interim financial statements (condensed) requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance and pension plans; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The interim consolidated financial statements were prepared in line with the policies and criteria adopted for the annual consolidated financial statements for the year ended December 31, 2022 and must be analyzed together with such statements, except for the insurance accounting policy, amended in reason for the adoption of IFRS 17, as described in item "Standards, amendments and interpretations of applicable standards for the period ended March 31, 2023" of note 3) described below.

Some numbers included in these consoliated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

Throughout this report, we indicate that certain information is available on different websites operated by the Organization. None of the information contained in the websites referred to or referred to in this report forms part of or is incorporated by reference into this document.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2023	On December 31, 2022	On March 31, 2023	On December 31, 2022
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
BV Distribuidora de Títulos e Valores Mobiliários S.A. (1)	São Paulo - Brazil	Asset management	51.00%	-	51.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5) (6)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2023	On December 31, 2022	On March 31, 2023	On December 31, 2022
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	51.40%	50.01%	51.40%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (9)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company acquired (indirect participation) in February, 2023;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) New name of Bradesco Bac Florida Bank;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of interest related to the Split/Cancellation of Treasury Shares occurred in April 2022; and
(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

b) Investment Aquisition

BV DTVM - On February 28, 2023, Bradesco communicated to its shareholders, customers and the market in general that, after complying with the conditions precedent, it concluded on this date the transaction with Banco Votorantim S.A., for the formation of a independent investments, which will have its own brand, to be defined.

In the transaction, Bradesco, through one of its indirect subsidiaries, acquired 51% of BV DTVM S.A., paying the amount for the acquisition of R$209,215 thousand, initially determining a goodwill of R$140,185 thousand. A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by BV DTVM, as well as the measurement of the fair value of the stake held before the date of that acquisition. The final allocation may undergo changes and improvements until the completion of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

Thus, we show below the consolidated assets and liabilities of the acquired company:

	R$ thousand
	On February 28, 2023
Assets	
Cash and due from banks	766
Financial instruments	369,112
Property and equipment	6,895
Intangible assets	32,102
Depreciation and amortization	(25,195)
Other assets	631
Total assets	**384,311**

	R$ thousand
	On February 28, 2023
Liabilities	
Other liabilities	248,958
Total liabilities	**248,958**
Equity (1)	135,353
Total equity and liabilities	**384,311**

(1) Balance eliminated with the investment.

The Company will have autonomy in the management of resources, and will focus on structured and liquid funds with high added value. In the private banking segment, the offer of own and third-party products, local and international, will be expanded.

Banco Digio S.A. - On February 25, 2022, Bradesco, through its subsidiary, Bradescard Elo Participacoes S.A. (Bradescard Elo), completed the acquisition of 49.99% of the share capital of Banco Digio For the acquisition, Bradescard Elo paid the amount of R$645,060 thousand, and now indirectly holds an interest of 100% of Digio.

Bradesco obtained approval for the acquisition of Digio from CADE (Brazilian authority responsible for approving acquisitions considering antitrust and competition laws and regulations) on November 24, 2021 and from BACEN (Central Bank of Brazil) on February 04, 2022.

This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching a range of consumer segments, with different models.

Below are the values of net assets acquired and goodwill in the acquisition of shares as determined:

	R$ thousands
Payment to Kartra (Banco Digio's parent company)	645,060
Total cost of acquisition	645,060
- Fair value of net assets acquired	288,007
- Goodwill in the acquisition of shares (1)	357,053

(1) There is no expectation that it will be deductible for tax purposes.

Bradesco has hired a specialized and independent company to support the Organization in the preparation of the purchase price allocation ("PPA"), to determine the fair value of the assets acquired and liabilities assumed, as well as measuring the fair value of interest held prior to the date of this acquisition. As at December 31, 2022 the PPA had not been completed.

Below are the amounts of assets and liabilities acquired on February 25, 2022:

	R$ thousands
	On February 25, 2022
Assets	
Cash and due from banks	41,614
Financial instruments	3,044,628
Deferred income tax assets	398,493
Property and equipment	2,043
Intangible assets	237,251
Other assets	363,787
Total assets	**4,087,816**

	R$ thousands
	On February 25, 2022
Liabilities	
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Fair value of net assets	**576,129**
Fair value of net assets acquired – 49.99%	**288,007**

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards applicable

Contracts under the scope of IFRS 17

Contracts issued by the Organization matching the definition of insurance contracts under the terms of IFRS 17 are: issued insurance and reinsurance contracts, reinsurance contracts held by an insurer and investment contracts with discretionary participation features that are issued by an insurer and must be measured in accordance with IFRS 17. An insurance contract is one in which one party accepts significant insurance risk from another party. Insurance risk, as defined by the standard, is the risk, other than financial risk, transferred from the holder of a contract to the issuer. An investment contract with a discretionary participation feature is a contract under which the holder receives an additional payment, the value or term of which is contractually at the discretion of the issuer.

The standard also defines that, after classifying contracts under their scope, an entity shall assess whether those contracts have any embedded derivative, distinct investment components, or a distinct asset or non-insurance service. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policyholder can purchase a contract with equivalent terms and conditions in the same jurisdiction. An uninsured asset or service is distinct if the policyholder can benefit from the asset or service alone or in conjunction with other resources readily available to the policyholder.

The following we present a summary of the Organization products that are within the scope of IFRS17:

- The Life portfolio was divided into three groups: Short-Term Life Risk, Long-Term Life Risk and Capitalization policies.
    - The Short-Term Life Risk portfolio includes products that cover mortality, disability and morbidity risks with a maximum duration of three years.
    - The Long-Term Life Risk portfolio includes products with coverage of mortality, disability and morbidity risks. The duration of this portfolio is associated with the life expectancy of the insured or has a duration of over three years.
    - The Life Capitalization portfolio includes products with coverage of mortality, disability and morbidity risks, as well as redemption options. The duration of this portfolio is associated with the life expectancy of the insured.
- The Pension portfolio has been split into three groups: Pension Plan with Defined Benefit, Traditional Pension Plan and PGBL (Free Benefit Generator Plan)/VBGL (Free Benefit Generator Life).
    - The Defined Benefit Pension Plan portfolio covers products that guarantee a defined future payment when the insured reaches the retirement date. The duration of this portfolio is associated with the life expectancy of the insured.
    - The Traditional Pension portfolio includes products that guarantee a minimum interest rate and monetary restatement in both the deferral period and with the payment of income. The duration of this portfolio is associated with the life expectancy of the insured.
    - The PGBL/VGBL portfolio includes products that guarantee an interest rate and monetary restatement only during the income payment period. The duration of this portfolio is associated with the life expectancy of the insured.
- The Health insurance portfolio has been divided into two groups: Health and Dental.
    - The Health portfolio considers products with complete health coverage. These products can be contracted individually (Individual Health) or collectively (Collective Health). The duration of individual products is associated with the life expectancy of the policyholders, and collective products have a maximum duration of two years.
    - The Dental Health portfolio only includes products with dental health coverage. These products can be contracted individually (Individual Health) or collectively (Collective Health). The duration of individual products is associated with the expected period of coverage (retention rate); the collective products have a maximum duration of three years.

- The Non-Life portfolio was split into two groups: Non-Life Long Term and Non-Life Short Term.
    - The Non-Life Long Term includes two products: (i) consortium insurance and (ii) housing insurance.
    - The Non-Life Short-Term portfolio includes all other Non-Life insurance products such as (but not limited to): automobile, residential, equipment, civil liability.

Level of aggregation

For measurement purposes, IFRS 17 requires insurance contracts to be aggregated on the basis of similar risks that are managed together, which must be segregated by periods (i.e. for a maximum interval of 12 months) and then divided into three categories: groups of contracts that are onerous on initial recognition, groups of contracts that, on initial recognition, have no significant possibility of becoming onerous in the future, and a group of contracts remaining in the portfolio, if there are any. These aggregations are known as Contract Groups.

Contract limits

Under IFRS 17, cash flows are within the limit of the insurance contract if they result from existing rights and obligations in the financial statement period under which the entity may require the insured to pay premiums or the entity may be required to provide insurance coverage to the insured. For contracts with discretionary interest, cash flows are within the contract boundary if they result from the entity's substantive obligation to deliver cash on a present or future date.

Initial Recognition

The Organization recognizes groups of insurance contracts issued upon the occurrence of the first of the following events:

- The beginning of the coverage period of the group of contracts;
- The maturity date of the policyholder's first payment in the group; or
- The date when a group of contracts becomes onerous.

New contracts are included in the group when they meet the criteria for recognition within the period of the financial statements, until such time as all contracts expected to be included in the group have been recognized.

Measurement approach

To measure the liability for the remaining coverage of its insurance contracts, the Organization applies the General Measurement Model (GMM/BBA), the Variable Fee Model (VFA) and the Premium Allocation Model (PAA), detailed below.

In the General Measurement Model (GMM/BBA), issued insurance contracts are measured at initial recognition for the total of: (i) estimated future cash flows, adjusted for the time value of money, improved non-financial risk adjustment; and (ii) the Insurance Contractual Margin (CSM). The Organization applies the General Measurement Model (GMM/BBA) to the following portfolios: Long-Term Life Risk, Capitalization Life, Defined Benefit Pension, Traditional Pension, Individual Health, Individual Dental Health and Non-Long-Term Life.

As a variation of the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) follows the same principles as the General Measurement Model (GMM/BBA), but subsequent measurement differs in relation to CSM measurement. The VFA is applied to direct participation contracts that are insurance contracts substantially related to investments. Moreover, in these types of contracts, liability to the insured is tied to the underlying items. 'Underlying items' are defined as 'Items that determine some of the amounts payable to a policyholder'. The underlying items may include any items; for example, a reference portfolio of assets, the entity's net assets, or a specified subset of the entity's net assets. The methodology was applied by the Organization for the PGBL/VGBL portfolio.

In addition to the General Measurement Model (GMM/BBA) and the Variable Rate Model (VFA), IFRS 17 provides the Premium Allocation Model (PAA) as a way to simplify the measurement process. This simplified approach is applicable to contracts with a coverage period of one year or less and contracts for which the Organization reasonably expects the resulting measurement not to differ materially from that under the General Measurement Model (GMM/BBA). The Organization applies the Premium Allocation Model (PAA) is expected to be applied to the Short-Term Life Risk, Collective Health, Collective Dental and Non-Life Short-Term portfolios, because these portfolios have coverage periods equal to or less than one year or have been subjected to an adherence test carried out by the Organization to verify whether the value of the liabilities of these contracts measured by the Premium Allocation Model (PAA) is equal to or similar to the value of the liabilities of these contracts measured by the General Measurement Model (GMM/BBA).

The Organization does not issue reinsurance contracts. However, it has contracts assigned to reinsurers and will apply the Premium Allocation Approach - PAA to measure the held reinsurance contracts, since they have a duration of less than or equal to one year.

The Organization measures the liabilities for claims incurred using an estimate of the fulfillment cash flows that will be brought to present value.

Discount rate

The discount rate is the rate used to reflect the time value of money in future cash flows. It can be constructed using one of two methodologies: Top-Down or Bottom-Up. In the Top-Down method, the discount rate is derived from the Internal Rate of Return (IRR) of a portfolio of assets. In the Bottom-Up approach, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. Liquidity risk reflects the compensation that an investor would require for the liquidity differences between an insurance contract considering redemption options, and a reference asset. The Organization decided to use the Bottom-Up rate for all its portfolios measured under IFRS 17.

According to the option described in the regulations, has been defined that the effect of changes in discount rates in relation to initial recognition and subsequent measurements are allocated directly to its other comprehensive income.

Risk Adjustment (RA)

Risk Adjustment (RA) is the adjustment made by the Organization in estimating the present value of future cash flows to reflect the compensation it would require to bear the risk of uncertainty in the value and timing of cash flows arising from non-financial risks. The Organization opted for the cost of capital methodology for the Life and Pension, Non-Life and Dental Health portfolios, and for the Health portfolio, the confidence level methodology is used.

The cost of capital methodology is built on the basis of multiplying the risk capital that the insurance obligation will require within its limits by a cost of capital. The risk capital that the insurance obligation will require within its limits is obtained by an approximation methodology that multiplies the current risk capital by the duration of the insurance cash flows. The cost of capital is the minimum return that shareholders will require from a portfolio and is obtained through the Capital Asset Pricing Model (CAPM) methodology.

The confidence level methodology is based on recalculating contract cash flows in a defined stress scenario. In this case, the risk adjustment will be the difference between the insurance cash flows in the defined stress scenario and the insurance cash flow in the base scenario.

The equivalent percentile to the non-financial risk adjustment is 58% for the Life, Non-Life and Pension portfolios.

To calculate the confidence level for the Health portfolio, the Organization uses an internal risk model where it calculates the confidence level for the insurance contracts in its portfolio, 60% for the Remaining Coverage Provision and 70% for the Provision of Incurred Claims.

Allocation of the Contractual Insurance Margin (CSM)

The Insurance Contractual Margin (CSM) for each group of insurance contracts is recognized in income for each period to reflect the insurance coverage provided. The value of the Contractual Insurance Margin (CSM) recognized in each period is determined by identifying the coverage units, allocating the Contractual Insurance Margin (CSM) at the end of the period (before recognizing any entry in profit or loss to reflect the coverage provided in that period), equally to each coverage unit provided in the current period and which is expected to be provided in the future, and recognizing in profit or loss the amount allocated to the coverage units provided in the period.

For contract groups measured by the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), the allocation of Contractual Insurance Margin (CSM) is calculated over the life of the contract group in a manner that systematically reflects the transfer of insurance and /or investment benefits under the contract.

The Organization has applied judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract coverage provided for each group of contracts and, as such, the units of coverage. The bases for determining the amount of coverage provided for each product for appropriation by the CSM were determined based on the projection of technical reserves, the retention rate, or the estimate of premium receipts depending on the portfolio.

As for the Traditional Pension contracts and contracts in the de-accumulation phase, the recognition of CSM was based on the forecast of the value of the technical reserves of the insurance contracts portfolios. And for the PGBL and VGBL Pension contracts, it was based on the portfolio management fee.

In the case of Health items, in which the contracts subject to the General Measurement Model (GMM/BBA) are those of the individual portfolio, the recognition of the portion of Contractual Insurance Margin (CSM) in the result was based on the expectation of receiving premiums and the retention rate.

Method for measuring and evaluating fulfillment cash flows

When estimating fulfillment cash flows included within the scope of the contract, the Organization considers the range of all possible results impartially, specifying the amount of cash flows, timing and probability of each scenario reflecting conditions existing on the date of measurement, using a probability-weighted average expectation, that represents the average of all possible scenarios. In determining possible scenarios, the Organization uses all reasonable and supportable information available to it without undue cost or effort, which includes information about past events, current conditions, and future forecasts.

When estimating future cash flows the following elements are included within the contract limits:

- Premiums and any additional cash flows resulting from those premiums;
- Reported claims that have not yet been paid, claims incurred but have not yet been reported, expected future policy claims and potential cash inflows from future claims recoveries covered by existing insurance contracts;
- An allocation of the insurance acquisition cash flows attributable to the portfolio to which the issued contract belongs.
- An allocation of fixed and variable overheads directly attributable to the performance of insurance contracts, including indirect costs such as accounting, human resources, IT and support, building depreciation, rent, maintenance, and utilities.
- Other costs specifically attributable to the policyholder under the contract.

Cash flow estimates include directly observable market variables and off-market variables such as mortality rates, accident rates, average claims costs, probabilities of serious claims.

The Organization recognizes and measures the liability for unpaid monies incurred from all groups on an aggregate basis and does not allocate such fulfillment cash flows to specific groups.

For the calculation of the mortality rate to be used for the measurement of insurance contracts, the Organization calculates the mortality rate of these contracts using different mortality tables. The use of different mortality tables is done to reflect the probability of life and death of a certain group of policyholders.

When calculating the mortality table for groups of policyholders, the entity uses the parameters as a reference to project the amount of benefits to be paid to policyholders. The estimated amounts to be paid are incorporated into the measurement of the entity's insurance contracts.

The Organization also uses the persistence index as a premise to measure fulfillment cash flows. The persistence index aims to evaluate the average time that the insured is bound to the plan until said cancellation.

The Organization adopts an accounting policy choice that calculates changes in fulfillment cash flows at the end of each period of the financial statements. This occurs for changes in non-financial assumptions, financial and discount rates. The Organization first calculates changes in discount rates and financial assumptions on fulfillment cash flows (as expected at the beginning of the period) and then calculates changes in those cash flows from the change in non-financial assumptions.

Acquisition cash flow

The Organization includes insurance acquisition cash flows in measuring a group of insurance contracts if they are directly attributable to individual contracts in a group, the group itself or the portfolio of insurance contracts to which the group belongs.

As such, an expense related to the acquisition cash flow is recognized in the income statement against an increase in the remaining coverage liability (PCR) related to the insurance contracts.

Separation of components

The Organization evaluates its products to determine whether some of these components are distinct and need to be separated and accounted for by applying other Accounting Standards. When these non-insurance-related components are not distinct, they are accounted for in conjunction with the insurance component applying to IFRS 17. The Organization evaluated the contracts within the scope of IFRS 17 and concluded that there are no components to be separated.

Components of investments and underlying assets

The standard defines an investment component as the amount that the insurance contract requires the entity to repay to the policyholder in all circumstances, regardless of the occurrence of an insured event.

The standard also defines an underlying asset as the item that determines some of the amounts payable to the policyholder. Underlying items may comprise any number of items; for example, a reference portfolio of assets, the entity's net assets, or a specific subset of the entity's net assets. The Organization has contracts with obligations linked to the underlying assets in the Pension Plan portfolio.

Insurance Revenue

The Organization issues insurance contracts and in recognizing revenue from these contracts, reduces its liability for remaining coverage (PCR) and recognizes insurance revenue, which is measured at the amount the Organization expects to receive in exchange for these insurance contracts.

For groups of insurance contracts measured by the General Measurement Model (GMM/BBA) and Variable Rate Model (VFA), insurance revenue is composed of the sum of changes in Liabilities of Remaining Coverage (PCR) due to:

- Costs of insurance coverage incurred in the period;

- Changes in risk adjustment for non-financial risk;
- The Insurance Contractual Margin (CSM) amount to be released for the coverage provided in the period;
- Other amounts, such as experience adjustments for premium receipts related to the current or past period, if any.

Insurance income also includes the portion of premiums related to the recovery of insurance acquisition cash flows included in insurance coverage expenses in each period. Both values are measured systematically based on the passage of time.

By applying the Premium Allocation Model (PAA), the Organization recognizes insurance income for the period based on the passage of time, allocating expected premium receipts, including experience adjustments to premiums for each coverage period.

Insurance Contract Expenses

Expenditure on insurance coverage arising from a group of insurance contracts issued consist of:

- Changes in Liabilities from Incurred Claims (PSI) related to claims and expenses incurred in the period, excluding the reimbursement of investment components;
- Changes in Liabilities from Incurred Claims (PSI) related to claims and expenses incurred in previous periods (related to past coverage);
- Other directly attributable insurance coverage expenses incurred in the period;
- Amortization of insurance acquisition cash flows;
- Loss component of onerous groups of contracts initially recognized in the period;
- Changes in the Liabilities of Remaining Coverage (PCR) related to a future coverage that do not alter the Insurance Contractual Margin (CSM), given that they are changes in the loss component in the onerous contract groups.

Financial Revenues and Expenses

The Company adopts the segregation of financial revenues and expenses in compliance with paragraph 118 of IFRS 17 (CPC 50) and is recognized in the Income Statement for the Fiscal Year, the result of interest related to insurance contracts and, in other comprehensive income, the amount referring to the variation in rates and financial assumptions.

The reason for the segregated presentation of the entity's financial revenue and expenses is to avoid greater volatility in the results for the period, as well as to mitigate variations in the technical provisions of IFRS 17 with changes in financial assets recorded at fair value through other comprehensive income in compliance with IFRS 9/CPC 48.

Transition

Impacts arising from the adoption of IFRS 17 will be recognized retrospectively based on the full retrospective approach, unless this is impracticable, in which case the modified retrospective approach or the fair value approach may be used. However, if an entity does not have reasonable and sustainable information to measure contracts under the modified retrospective approach, it should use the fair value approach.

The Organization has determined that the full retrospective approach has been adopted for insurance contracts that will be measured in accordance with the Premium Allocation Model (PAA).

For contracts measured by General Measurement Model (GMM/BBA), the Organization has determined that it will use the fair value transition approach for the periods of contracts in the portfolios: Life Capitalization, Pension Plan with Defined Benefits, Traditional Pension Plan and Long Term Non-Life -

Housing issued through 2017; for Individual Health and Long Term Non-Life – Consortium portfolios issued up to 2018; for Long Term Life Risk portfolios up to 2019 and for Individual Dental Health portfolios up to 2020, and the complete retrospective transition approach for those portfolios issued after these dates. For contracts measured using the Variable Rate Model (VFA), the fair value transition approach is used for the bundles issued through 2019, and the full retrospective transition approach is used for the periods of contracts issued after this date. The decision to use the fair value approach was based on the unavailability of information in the granularity required to use the full retrospective transition approach in these portfolios.

Under the fair value approach, the Insurance Contractual Margin (CSM) at the transition date represents the difference between the fair value determined by the Organization and the compliance cash flows, which are a risk-adjusted, explicit, unbiased and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfills the contracts.

Asset reassignment

Under the IFRS, an enterprise may revalue the current assignment of its assets measured in accordance with IFRS 9 at the date of initial application of IFRS 17, if those assets are related to insurance contracts within the scope of IFRS 17. This reassignment is based on a change in the asset's business model obtained through the Single Principal and Interest Payment test (SPPI) to protect the company from the financial effects of this new regulation.

The Organization assessed the effects of IFRS 17, mainly those related to changes in the discount rate applied, and reassessed its business model of related assets. The revaluation is based on a reclassification of the business model among the assets used to protect the Life and Pension and Health portfolio. In this reclassification, the Organization decreased the value of assets measured at amortized cost and increased the value of assets measured at fair value through other comprehensive income (FVOCI). The main reason for this reclassification is the change in the methodology for evaluating insurance liabilities that now have their discounts aligned with the market rate.

Amendments to IAS 1

Presentation of Financial Statements. The amendments are intended to improve disclosures of accounting policies, so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures, it is applicable from January 2023. It was concluded that there were no impacts with the application of this regulation.

Amendments to IAS 8

Accounting Policies, Change of Estimates Error Correction. Entities should distinguish between changes in accounting policies and changes in accounting estimates is applicable from January, 2023. It was concluded that there was no significant impacts expected from the adoption of this amendment.

Amendments to IAS 12

Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to lease operations and foreclosure obligations, for example. With the changes, entities will no longer be entitled to the exemption and will be obliged to recognize the deferred tax on such transactions is applicable from January, 2023. Bradesco has identified that the amendments has a non-significant impact on some items in the statement of financial position, with no impact on profit or loss.

b) Impacts of the adoption of IFRS 17

According to IAS 8, the entity must change its accounting policy resulting from the adoption of a new accounting pronouncement. IFRS 17 brings as a transitional rule the retrospective application of its effects, therefore, we present below the reconciliation of the Balance Sheet and Income Statement between IFRS 4 and IFRS 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ON DECEMBER 31, 2022			R$ thousand
	Presentation of previous balances	Adoption IFRS 17	Presentation of current balances
Assets			
Cash and balances with banks	122,521,755	-	122,521,755
Financial assets at fair value through profit or loss	301,899,028	-	301,899,028
Financial assets at fair value through other comprehensive income	215,588,278	-	215,588,278
Financial assets at amortized cost			
- Loans and advances, net of provision for losses	730,892,962	(5,986,026)	724,906,936
- Securities, net of provision for expected losses	211,611,074	-	211,611,074
- Other financial assets	65,705,559	-	65,705,559
Other assets	151,397,019	(1,340,857)	150,056,162
Total assets	1,799,615,675	(7,326,883)	1,792,288,792
Liabilities			
Liabilities at amortized cost	1,239,685,337	-	1,239,685,337
Financial liabilities at fair value through profit or loss	13,341,324	-	13,341,324
Insurance technical provisions and pension plans	316,155,117	(11,399,152)	304,755,965
Other liabilities	71,692,633	2,802,696	74,495,329
Total liabilities	1,640,874,411	(8,596,456)	1,632,277,955
Total equity	158,741,264	1,269,573	160,010,837
Total equity and liabilities	1,799,615,675	(7,326,883)	1,792,288,792

ACCUMULATED INCOME STATEMENT ON MARCH 31, 2022			R$ thousand
	Presentation of previous balances	Adoption IFRS 17	Presentation of current balances
Net interest income	15,077,063	1,296,118	16,373,181
Fee and commission income	6,566,253	-	6,566,253
Net gains/(losses) on financial assets and liabilities	2,444,023	-	2,444,023
Gross profit from insurance and pension plans	1,437,639	(231,515)	1,206,124
Expected loss of loans and advances and other financial assets	(5,024,116)	422,801	(4,601,315)
Personnel expenses	(5,107,511)	375,558	(4,731,953)
Other administrative expenses	(3,857,856)	226,762	(3,631,094)
Depreciation and amortization	(1,374,001)	85,774	(1,288,227)
Other operating income/(expenses)	3,764	(815,288)	(811,524)
Share of profit of associates and joint ventures	217,377	-	217,377
Income tax and social contribution	(3,113,880)	(545,228)	(3,659,108)
Net income	7,268,755	814,982	8,083,737

c) **Standards, amendments and interpretations of standards applicable in future periods**

Amendments to IAS 1

Additionally, the amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. They also contemplate changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of

Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes are effective as of January 1, 2024. Bradesco is in the process of assessing the potential impacts.

Amendments to IFRS 16

Leases. The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is in the process of assessing the potential impacts.

4) ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Such estimates and judgments are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Significant estimates are disclosed below and further information is presented in the referenced notes:

Accounting estimates	Note
• Fair value of financial instruments (Level II and III)	40.4 / 29 and 30 / 6 and 8
• Expected credit loss	40.1 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Realization of deferred income tax	37
• Technical provisions for insurance	21
• Other provisions	22

For more details on these accounting judgments and estimates, see note 2 and 4 of the Consolidated Financial Statements as of December 31, 2022.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Cash and due from banks in domestic currency	14,329,317	14,428,309
Cash and due from banks in foreign currency	6,419,275	6,120,063
Interbank investments (1) (a)	158,996,677	97,635,695
Voluntary applications at the Central Bank	8,199,998	8,001,354
Cash and cash equivalents	187,945,267	126,185,421
Compulsory deposits with the Central Bank (2)	95,491,124	93,972,029
Cash, cash equivalents and balances with banks (b)	283,436,391	220,157,450
Cash and balances with banks (b) - (a)	124,439,714	122,521,755

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to financial institutions' – refer to note 10; and

(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Financial assets		
Brazilian government bonds	210,995,360	210,538,448
Bank debt securities	34,680,999	34,091,904
Corporate debt and marketable equity securities	33,230,328	28,214,231
Mutual funds	12,741,063	12,025,851
Brazilian government bonds issued abroad	89,569	113,828
Foreign governments securities	120,657	656,270
Derivative financial instruments	27,835,529	16,258,496
Total	319,693,505	301,899,028

b) Maturity

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Maturity of up to one year	45,219,014	55,128,782
Maturity of one to five years	168,561,566	153,846,848
Maturity of five to 10 years	73,933,698	64,795,283
Maturity of over 10 years	7,874,291	8,716,528
No stated maturity	24,104,936	19,411,587
Total	319,693,505	301,899,028

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$3,339,645 thousand on March 31, 2023 (R$6,589,358 thousand on December 31, 2022), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Derivative financial instruments	26,159,341	13,341,324
Total	26,159,341	13,341,324

7) DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i) Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Company's foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii) Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Company and a customer. The Company is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii) Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv) Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

R$ thousands

	On March 31, 2023					On December 31, 2022				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	101,108,816	-	-	-	-	114,376,165		-	-	-
- Interbank market	64,848,651	-	-	-	-	89,694,759	-	-	-	-
- Foreign currency	22,173,678	-	-	-	-	13,512,369	-	-	-	-
- Other	14,086,487	-	-	-	-	11,169,037	3,622,411	-	-	-
Sale commitments:	201,368,065		-	-	-	207,516,974		-	-	-
- Interbank market (1)	137,062,485	72,213,834	-	-	-	157,246,540	67,551,781	-	-	-
- Foreign currency (2)	47,355,822	25,182,144	-	-	-	42,723,808	29,211,439	-	-	-
- Other	16,949,758	2,863,271	-	-	-	7,546,626	-	-	-	-
Option contracts										
Purchase commitments:	802,410,478		2,484,280	163,815	2,648,095	279,394,344		1,793,886	176,424	1,970,310
- Interbank market	532,246,164	30,695,907	1,565,737	(119)	1,565,618	257,221,828	8,445,913	1,132,138	(119)	1,132,019
- Foreign currency	5,756,141	548,408	89,706	(29,254)	60,452	6,590,716	-	75,499	(16,251)	59,248
- Other	264,408,173	1,201,964	828,837	193,188	1,022,025	15,581,800	356,823	586,249	192,794	779,043
Sale commitments:	769,964,199		(1,737,719)	258,750	(1,478,969)	270,847,005		(1,100,416)	259,216	(841,200)
- Interbank market	501,550,257	-	(298,378)	-	(298,378)	248,775,915	-	(122,879)	-	(122,879)
- Foreign currency	5,207,733	-	(92,501)	42,450	(50,051)	6,846,113	255,397	(85,634)	48,655	(36,979)
- Other	263,206,209	-	(1,346,840)	216,300	(1,130,540)	15,224,977	-	(891,903)	210,561	(681,342)
Forward contracts										
Purchase commitments:	45,387,341		(1,278,203)	(2,629)	(1,280,832)	30,418,892		(775,900)	(2,423)	(778,323)
- Foreign currency	34,188,436	8,895,174	(1,414,693)	52	(1,414,641)	30,224,123	5,541,862	(773,873)	-	(773,873)
- Other	11,198,905	7,076,080	136,490	(2,681)	133,809	194,769	-	(2,027)	(2,423)	(4,450)
Sale commitments:	29,416,087		1,076,906	(10,785)	1,066,121	28,105,417		942,362	(21,228)	921,134
- Foreign currency (2)	25,293,262	-	732,709	21	732,730	24,682,261	-	340,407	-	340,407

R$ thousands

	On March 31, 2023					On December 31, 2022				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
- Other	4,122,825	-	344,197	(10,806)	333,391	3,423,156	3,228,387	601,955	(21,228)	580,727
Swap contracts										
Assets (long position):	692,333,312		8,245,783	1,868,608	10,114,391	568,304,026		8,554,392	2,122,139	10,676,531
- Interbank market	38,281,267	-	1,244,649	2,858,077	4,102,726	39,592,088	434,157	989,603	2,501,866	3,491,469
- Fixed rate	15,931,088	1,887,329	696,814	(75,081)	621,733	157,051,442	71,837,047	751,565	(198,742)	552,823
- Foreign currency	25,234,632	12,999,510	3,873,433	(888,797)	2,984,636	82,003,795	-	4,659,421	(122,999)	4,536,422
- IGPM (General Index of market pricing)	205,075	-	222,402	(1,403)	220,999	223,031	-	240,773	(6,196)	234,577
- Other	612,681,250	51,040,785	2,208,485	(24,188)	2,184,297	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240
Liabilities (short position):	626,557,635		(8,447,719)	(944,899)	(9,392,618)	446,365,683		(8,010,692)	(1,020,588)	(9,031,280)
- Interbank market	38,326,312	45,045	(1,880,396)	(589,293)	(2,469,689)	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)
- Fixed rate	14,043,759	-	(925,139)	(343,779)	(1,268,918)	85,214,395	-	(688,110)	(105,390)	(793,500)
- Foreign currency	12,235,122	-	(3,053,123)	(74,382)	(3,127,505)	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)
- IGPM (General Index of market pricing)	311,977	106,902	(392,276)	(635)	(392,911)	346,648	123,617	(444,055)	8,095	(435,960)
- Other	561,640,465	-	(2,196,785)	63,190	(2,133,595)	164,921,911	-	(1,298,745)	103,403	(1,195,342)
Total	3,268,545,933		343,328	1,332,860	1,676,188	1,945,328,506		1,403,632	1,513,540	2,917,172

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$105,069,696 thousand (December 31, 2022 – R$107,396,399 thousand); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$52,276,994 thousand (December 31, 2022 – R$50,673,213 thousand);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$31,646,574 thousand (December 31, 2022 – R$31,912,812 thousand); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Risk received in credit swaps - Notional	2,603,984	2,585,136
- Debt securities issued by companies	779,003	755,184
- Bonds of Brazilian government debt	1,196,536	1,184,523
- Foreign government bonds	628,445	645,429
Risk transferred in credit swaps - Notional	(1,513,959)	(1,476,609)
- Brazilian public debt derivatives	(894,150)	(840,050)
- Foreign public debt derivatives	(619,809)	(636,559)
Total net credit risk value	1,090,025	1,108,527

The contracts related to credit derivative transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in OCI (gross of tax effects)	Accumulated fair value adjustments in OCI (net of tax effects)
Hedge of interest receipts from investments in securities (1)	52,276,994	52,780,479	(866,550)	(476,603)
Hedge of interest payments on funding (1)	105,069,696	104,197,467	98,342	54,088
Total on March 31, 2023	157,346,690	156,977,946	(768,208)	(422,515)
Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022	158,069,612	157,766,799	(818,135)	(449,974)

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. In the first quarter of 2023, the amount of R$434,615 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on March 31, 2023 is R$342,190 thousand, this amount will be appropriated to profit or loss until the year 2027.

The gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, for the first quarter of 2023 was R$181 thousand (R$182 thousand on March 31, 2022).

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the fair value changes in the hedged item, with gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the hedging instrument expires or is sold or in case of discontinuation of the hedge, any adjustment to the hedged item is recognized directly in profit or loss.

				R$ thousands
	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge	214,392	214,392	14,392	7,916
Total on March 31, 2023	214,392	214,392	14,392	7,916
Debenture hedge	209,242	209,242	9,242	5,083
Total on December 31, 2022	209,242	209,242	9,242	5,083

Regarding the risk of shares, using Swap contracts, with maturities up to 2028.

The gains/(losses) related to the fair value hedge, recorded in financial position, in equity, as at March 31, 2023 was R$7 thousand (there were no gains/(losses) related to the fair value hedge in March 31, 2022).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in OCI (gross of tax effects)	Accumulated fair value adjustments in OCI (net of tax effects)
Hedge of exchange variation on future cash flows (1)	3,373,184	3,274,759	(749,465)	(393,038)
Total on March 31, 2023	3,373,184	3,274,759	(749,465)	(393,038)
Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	2,973,652	2,970,793	(696,930)	(365,488)

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the first quarter of 2023 was R$(34,558) thousand (R$(35,697) thousand in 2022).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On March 31, 2023			On December 31, 2022		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	174,492,381	-	174,492,381	109,054,313	-	109,054,313
Derivative financial instruments	27,835,529	-	27,835,529	16,258,496	-	16,258,496
Financial liabilities						
Securities sold under agreements to repurchase	242,401,085	-	242,401,085	222,694,031	-	222,694,031
Derivative financial instruments	26,159,341	-	26,159,341	13,341,324	-	13,341,324

In the year ended in 2023 and 2022, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	181,844,516	1,151,269	(5,115,451)	177,880,334
Corporate debt securities	3,471,186	24,237	(163,344)	3,332,079
Bank debt securities	6,750,082	939	(91,333)	6,659,688
Brazilian government bonds issued abroad	6,490,389	373,562	(61,763)	6,802,188
Foreign governments securities	7,567,231	5,369	(20,489)	7,552,111
Mutual funds	2,629,150	27,086	(207)	2,656,029
Marketable equity securities and other stocks	8,142,796	326,162	(2,312,889)	6,156,069
Balance on March 31, 2023	**216,895,350**	**1,908,624**	**(7,765,476)**	**211,038,498**
Brazilian government bonds	183,012,391	199,728	(6,040,869)	177,171,250
Corporate debt securities	3,616,923	71,731	(149,210)	3,539,444
Bank debt securities	6,529,147	2,450	(123,121)	6,408,476
Brazilian government bonds issued abroad	9,084,997	340,448	(88,128)	9,337,317
Foreign governments securities	6,891,388	-	(16,253)	6,875,135
Mutual funds	1,575,379	27,616	(419)	1,602,576
Marketable equity securities and other stocks	12,217,673	364,260	(1,927,853)	10,654,080
On December 31, 2022	**222,927,898**	**1,006,233**	**(8,345,853)**	**215,588,278**

b) Maturity

				R$ thousands
	On March 31, 2023		On December 31, 2022	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	17,531,943	17,440,581	36,221,146	36,099,069
From 1 to 5 years	115,510,538	114,674,543	130,753,272	129,091,959
From 5 to 10 years	21,894,798	20,701,975	24,895,874	23,585,316
Over 10 years	51,186,125	49,409,301	17,264,554	14,555,278
No stated maturity	10,771,946	8,812,098	13,793,052	12,256,656
Total	216,895,350	211,038,498	222,927,898	215,588,278

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$57,350,312 thousand on March 31, 2023 (R$104,308,422 thousand in 2022), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

			R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	8,142,796	(1,986,727)	6,156,069
Total on March 31, 2023	8,142,796	(1,986,727)	6,156,069
Marketable equity securities and other stocks	12,217,673	(1,563,593)	10,654,080
Total on December 31, 2022	12,217,673	(1,563,593)	10,654,080

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on december 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
New assets originated or purchased/Assets settled or paid	16,581	5,882	5,380	27,843
Expected loss of financial assets at FVOCI on March 31, 2022	243,594	5,881	172,053	421,528
Expected loss of financial assets at FVOCI on December 31, 2022	129,812	6,180	165,292	301,284
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	(47,783)	(762)	(65,318)	(113,863)
Expected loss of financial assets at FVOCI on March 31, 2023	82,029	5,418	99,974	187,421

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government bonds	59,914,082	2,970,992	(6,059,669)	56,825,405
Corporate debt securities	117,694,484	800,911	(1,203,236)	117,292,159
Balance on March 31, 2023 (1)	177,608,566	3,771,903	(7,262,905)	174,117,564
Securities:				
Brazilian government bonds	96,481,696	3,146,166	(6,659,322)	92,968,540
Corporate debt securities	115,129,378	1,334,724	(672,729)	115,791,373
Balance on December 31, 2022	211,611,074	4,480,890	(7,332,051)	208,759,913

(1) In January 2023, with the adoption of IFRS 17, Management decided to reclassify Bonds and Securities measured at amortized cost to measured at FVOCI, in the amount of R$36,639,102 thousand. This reclassification was due to alignment of the strategy of assets related to insurance contract liabilities; and

(2) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

				R$ thousands
	On March 31, 2023		On December 31, 2022	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	25,409,858	25,278,371	23,662,304	23,411,019
From 1 to 5 years	111,904,707	110,545,378	109,339,662	107,947,094
From 5 to 10 years	36,578,027	36,665,662	41,876,000	42,421,977
Over 10 years	3,715,974	1,628,153	36,733,108	34,979,823
Total	177,608,566	174,117,564	211,611,074	208,759,913

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$41,563,021 thousand at March 31, 2023 (December 31, 2022 – R$38,535,855 thousand), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(454,313)	-	(454,313)
Transferred to Stage 2	(106)	-	-	(106)
Transferred to Stage 3	(226)	(108,835)	-	(109,061)
Transfer from Stage 1	-	106	226	332
Transfer from Stage 2	454,313	-	108,835	563,148
Transfer from Stage 3	-	-	-	-
Assets originated or purchased/Assets settled/Reversal	(316,370)	37,620	394,667	115,917
Expected loss of financial assets at amortized cost on March 31, 2022	631,534	249,412	4,762,634	5,643,580

Expected loss of financial assets at amortized cost on December 31, 2022	472,396	130,796	2,437,639	3,040,831
Transferred to Stage 1	-	(21,397)	(1,119)	(22,516)
Transferred to Stage 2	(631)	-	(450)	(1,081)
Transferred to Stage 3	(837)	(49,943)	-	(50,780)
Transfer from Stage 1	-	631	837	1,468
Transfer from Stage 2	21,397	-	49,943	71,340
Transfer from Stage 3	1,119	450	-	1,569
New assets originated or purchased/Assets settled or paid	(106,344)	(3,508)	409,881	300,029
Expected loss of financial assets at amortized cost on March 31, 2023	387,100	57,029	2,896,731	3,340,860

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousands
	On March 31, 2023	On December 31, 2022
Reverse repurchase agreements (1)	174,492,381	109,054,313
Loans to financial institutions	14,214,501	13,462,268
Expected credit loss	(13,992)	(28,252)
Total	188,692,890	122,488,329

(1) On March 31, 2023, it included financial investments given in guarantee in the amount of R$127,652,357 thousand (December 31, 2022 - R$64,876,703 thousand).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

		R$ thousands
	On March 31, 2023	On December 31, 2022
Companies	281,177,492	299,255,027
- Financing and On-lending	**110,217,684**	**111,607,610**
- Financing and export	36,493,021	37,587,540
- Housing loans	21,140,591	20,625,289
- Onlending BNDES/Finame	16,693,001	16,379,953
- Vehicle loans	22,952,182	23,242,661
- Import	9,470,123	10,391,807
- Leases	3,468,766	3,380,360
- Borrowings	**155,551,633**	**172,913,176**
- Working capital	93,396,135	98,963,672
- Rural loans	5,587,474	7,619,561
- Other	56,568,024	66,329,943
- Limit operations (1)	**15,408,175**	**14,734,241**
- Credit card	8,250,553	7,576,681
- Overdraft for corporates/Individuals	7,157,622	7,157,560
Individuals	361,835,340	357,611,537
- Financing and On-lending	**126,304,918**	**125,994,550**
- Housing loans	85,978,050	84,617,176
- Vehicle loans	32,968,573	34,012,500
- Onlending BNDES/Finame	7,211,306	7,213,697
- Other	146,989	151,177
- Borrowings	**157,047,609**	**156,052,453**
- Payroll-deductible loans	90,259,864	89,761,029
- Personal credit	34,185,264	35,097,910
- Rural loans	12,577,772	12,367,701
- Other	20,024,709	18,825,813
- Limit operations (1)	**78,482,813**	**75,564,534**
- Credit card	72,284,115	69,954,999
- Overdraft for corporates/Individuals	6,198,698	5,609,535
Total portfolio	643,012,832	656,866,564
Expected credit loss	(55,739,977)	(54,447,957)
Total of net loans and advances to customers	587,272,855	602,418,607

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

		R$ thousands
	On March 31, 2023	On December 31, 2022
Gross investments in finance lease receivables:		
Up to one year	1,381,562	1,315,976
From one to five years	2,160,599	2,139,214
Over five years	112,504	118,980
Impairment loss on finance lease receivables	(45,755)	(45,795)
Net investment	3,608,910	3,528,375
Net investments in finance lease:		
Up to one year	1,362,321	1,297,897
From one to five years	2,135,549	2,112,948
Over five years	111,040	117,530
Total	3,608,910	3,528,375

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	260,930,040	(4,164,370)	(795,195)	586,075	24,853	57,819,793	(73,507,006)	-	240,894,190
- Financing	104,459,244	(780,025)	(99,916)	157,713	5,562	19,081,783	(19,857,857)	-	102,966,504
- Borrowings	144,212,730	(2,835,276)	(541,209)	364,712	14,690	37,496,091	(53,278,034)	-	125,433,704
- Revolving	12,258,066	(549,069)	(154,070)	63,650	4,601	1,241,919	(371,115)	-	12,493,982
Individuals	292,656,355	(10,663,540)	(1,504,821)	4,137,156	209,440	35,191,451	(28,456,331)	-	291,569,710
- Financing	109,442,423	(4,275,551)	(156,045)	2,294,683	24,035	9,833,313	(8,477,800)	-	108,685,058
- Borrowings	125,648,075	(3,426,020)	(510,683)	877,703	88,064	22,109,095	(19,279,050)	-	125,507,184
- Revolving	57,565,857	(2,961,969)	(838,093)	964,770	97,341	3,249,043	(699,481)	-	57,377,468
Total	553,586,395	(14,827,910)	(2,300,016)	4,723,231	234,293	93,011,244	(101,963,337)	-	532,463,900

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	10,397,088	(586,075)	(2,611,915)	4,164,370	171,506	1,465,478	(2,513,977)	-	10,486,475
- Financing	2,098,408	(157,713)	(289,096)	780,025	1,377	115,183	(346,674)	-	2,201,510
- Borrowings	7,289,645	(364,712)	(1,971,140)	2,835,276	158,594	1,267,019	(2,051,498)	-	7,163,184
- Revolving	1,009,035	(63,650)	(351,679)	549,069	11,535	83,276	(115,805)	-	1,121,781
Individuals	31,531,058	(4,137,156)	(5,609,059)	10,663,540	570,086	2,895,789	(3,715,239)	-	32,199,019
- Financing	13,494,747	(2,294,683)	(835,147)	4,275,551	23,995	874,281	(1,243,931)	-	14,294,813
- Borrowings	10,764,215	(877,703)	(2,404,044)	3,426,020	399,822	1,656,651	(2,566,660)	-	10,398,301
- Revolving	7,272,096	(964,770)	(2,369,868)	2,961,969	146,269	364,857	95,352	-	7,505,905
Total	41,928,146	(4,723,231)	(8,220,974)	14,827,910	741,592	4,361,267	(6,229,216)	-	42,685,494

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	27,927,899	(24,853)	(171,506)	795,195	2,611,915	4,143,981	(2,082,592)	(3,403,212)	29,796,827
- Financing	5,049,959	(5,562)	(1,377)	99,916	289,096	48,450	(231,002)	(199,809)	5,049,671
- Borrowings	21,410,798	(14,690)	(158,594)	541,209	1,971,140	3,955,485	(1,786,195)	(2,964,410)	22,954,743
- Revolving	1,467,142	(4,601)	(11,535)	154,070	351,679	140,046	(65,395)	(238,993)	1,792,413
Individuals	33,424,124	(209,440)	(570,086)	1,504,821	5,609,059	5,834,414	(2,941,051)	(4,585,230)	38,066,611
- Financing	3,057,379	(24,035)	(23,995)	156,045	835,147	92,768	(415,795)	(352,470)	3,325,044
- Borrowings	19,640,162	(88,064)	(399,822)	510,683	2,404,044	5,214,784	(2,902,005)	(3,238,035)	21,141,747
- Revolving	10,726,583	(97,341)	(146,269)	838,093	2,369,868	526,862	376,749	(994,725)	13,599,820
Total	61,352,023	(234,293)	(741,592)	2,300,016	8,220,974	9,978,395	(5,023,643)	(7,988,442)	67,863,438

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	299,255,027	63,429,252	(78,103,575)	(3,403,212)	281,177,492
- Financing	111,607,611	19,245,416	(20,435,533)	(199,809)	110,217,685
- Borrowings	172,913,173	42,718,595	(57,115,727)	(2,964,410)	155,551,631
- Revolving	14,734,243	1,465,241	(552,315)	(238,993)	15,408,176
Individuals	357,611,537	43,921,654	(35,112,621)	(4,585,230)	361,835,340
- Financing	125,994,549	10,800,362	(10,137,526)	(352,470)	126,304,915
- Borrowings	156,052,452	28,980,530	(24,747,715)	(3,238,035)	157,047,232
- Revolving	75,564,536	4,140,762	(227,380)	(994,725)	78,483,193
Total	656,866,564	107,350,906	(113,216,196)	(7,988,442)	643,012,832

R$ thousands

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2022
Companies	255,289,107	(2,432,504)	(394,173)	955,234	189,862	(14,317,851)	72,771,005	(59,281,768)	-	252,778,912
- Financing	100,155,914	(482,526)	(74,122)	786,758	211	(4,352,565)	24,258,755	(17,616,011)	-	102,676,414
- Borrowings	145,443,287	(1,606,932)	(263,144)	139,071	184,888	(9,965,286)	47,283,070	(42,186,191)	-	139,028,763
- Revolving	9,689,906	(343,046)	(56,907)	29,405	4,763	-	1,229,180	520,434	-	11,073,735
Individuals	272,635,668	(5,702,708)	(1,355,620)	1,338,001	246,628	(12,776,593)	36,305,252	(11,247,287)	-	279,443,341
- Financing	107,558,782	(1,709,650)	(139,482)	731,641	-	(5,552,932)	11,462,920	(3,433,062)	-	108,918,217
- Borrowings	118,573,323	(2,444,259)	(614,613)	296,764	241,423	(7,223,661)	21,586,225	(8,615,693)	-	121,799,509
- Revolving	46,503,563	(1,548,799)	(601,525)	309,596	5,205	-	3,256,107	801,468	-	48,725,615
Total	527,924,775	(8,135,212)	(1,749,793)	2,293,235	436,490	(27,094,444)	109,076,257	(70,529,055)	-	532,222,253

R$ thousands

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2022
Companies	14,119,637	(955,234)	(1,147,287)	2,432,504	356,076	(236,964)	1,652,289	(2,244,445)	-	13,976,576
- Financing	5,461,897	(786,758)	(149,321)	482,526	-	(750,673)	162,470	(26,199)	-	4,393,942
- Borrowings	7,082,040	(139,071)	(801,842)	1,606,932	355,169	513,709	1,293,853	(2,225,287)	-	7,685,503
- Revolving	1,575,700	(29,405)	(196,124)	343,046	907	-	195,966	7,041	-	1,897,131
Individuals	23,075,748	(1,338,001)	(3,471,478)	5,702,708	1,376,942	1,787,133	1,967,703	(3,740,209)	-	25,360,546
- Financing	10,479,754	(731,641)	(506,398)	1,709,650	1,886	182,963	512,991	(1,026,636)	-	10,622,569
- Borrowings	6,731,162	(296,764)	(1,558,870)	2,444,259	1,362,630	1,604,170	1,187,240	(3,098,280)	-	8,375,547
- Revolving	5,864,832	(309,596)	(1,406,210)	1,548,799	12,426	-	267,472	384,707	-	6,362,430
Total	37,195,385	(2,293,235)	(4,618,765)	8,135,212	1,733,018	1,550,169	3,619,992	(5,984,654)	-	39,337,122

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2022
Companies	24,082,667	(189,862)	(356,076)	394,173	1,147,287	19,711	2,186,349	(4,639,449)	(2,500,265)	20,144,535
- Financing	6,287,894	(211)	-	74,122	149,321	(182,082)	22,998	(320,939)	(201,194)	5,829,909
- Borrowings	17,080,832	(184,888)	(355,169)	263,144	801,842	201,793	2,117,088	(4,309,888)	(2,162,761)	13,451,993
- Revolving	713,941	(4,763)	(907)	56,907	196,124	-	46,263	(8,622)	(136,310)	862,633
Individuals	24,630,780	(246,628)	(1,376,942)	1,355,620	3,471,478	1,103,065	4,232,298	(3,325,305)	(3,146,248)	26,698,118
- Financing	1,691,549	-	(1,886)	139,482	506,398	620,261	24,432	(843,705)	(114,151)	2,022,380
- Borrowings	16,939,514	(241,423)	(1,362,630)	614,613	1,558,870	482,804	3,979,666	(2,592,719)	(1,966,737)	17,411,958
- Revolving	5,999,717	(5,205)	(12,426)	601,525	1,406,210	-	228,200	111,119	(1,065,360)	7,263,780
Total	48,713,447	(436,490)	(1,733,018)	1,749,793	4,618,765	1,122,776	6,418,647	(7,964,754)	(5,646,513)	46,842,653

R$ thousands

Consolidated - All stages	Balance on December 31, 2021	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2022
Companies	293,491,411	(14,535,104)	76,609,643	(66,165,662)	(2,500,265)	286,900,023
- Financing	111,905,705	(5,285,320)	24,444,223	(17,963,149)	(201,194)	112,900,265
- Borrowings	169,606,159	(9,249,784)	50,694,011	(48,721,366)	(2,162,761)	160,166,259
- Revolving	11,979,547	-	1,471,409	518,853	(136,310)	13,833,499
Individuals	320,342,196	(9,886,395)	42,505,253	(18,312,801)	(3,146,248)	331,502,005
- Financing	119,730,085	(4,749,708)	12,000,343	(5,303,403)	(114,151)	121,563,166
- Borrowings	142,243,999	(5,136,687)	26,753,131	(14,306,692)	(1,966,737)	147,587,014
- Revolving	58,368,112	-	3,751,779	1,297,294	(1,065,360)	62,351,825
Total	613,833,607	(24,421,499)	119,114,896	(84,478,463)	(5,646,513)	618,402,028

(1) Changes to the value of contracts that remained in the same stage throughout the year.

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	4,709,225	(237,768)	(125,628)	99,157	14,227	769,182	(946,602)	-	4,281,793
- Financing	1,560,991	(29,494)	(6,995)	32,618	1,895	124,322	(353,932)	-	1,329,405
- Borrowings	2,461,407	(175,548)	(99,751)	60,757	6,646	580,428	(553,538)	-	2,280,401
- Revolving	686,827	(32,726)	(18,882)	5,782	5,686	64,432	(39,132)	-	671,987
Individuals	8,596,907	(590,992)	(175,958)	373,894	122,116	985,285	(2,777,848)	-	6,533,404
- Financing	691,697	(88,645)	(12,091)	99,629	5,762	54,691	(360,646)	-	390,397
- Borrowings	3,332,473	(265,627)	(91,748)	175,266	47,655	695,982	(1,252,620)	-	2,641,381
- Revolving	4,572,737	(236,720)	(72,119)	98,999	68,699	234,612	(1,164,582)	-	3,501,626
Total	13,306,132	(828,760)	(301,586)	473,051	136,343	1,754,467	(3,724,450)	-	10,815,197

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	2,486,457	(99,157)	(1,100,744)	237,768	117,891	271,323	871,133	-	2,784,671
- Financing	327,687	(32,618)	(101,663)	29,494	722	16,687	104,185	-	344,494
- Borrowings	1,903,891	(60,757)	(860,329)	175,548	111,887	235,682	640,154	-	2,146,076
- Revolving	254,879	(5,782)	(138,752)	32,726	5,282	18,954	126,794	-	294,101
Individuals	6,185,062	(373,894)	(2,604,869)	590,992	229,661	545,797	201,797	-	4,774,546
- Financing	925,342	(99,629)	(139,404)	88,645	5,616	35,894	(141,149)	-	675,315
- Borrowings	3,704,642	(175,266)	(1,499,336)	265,627	151,949	390,848	(42,605)	-	2,795,859
- Revolving	1,555,078	(98,999)	(966,129)	236,720	72,096	119,055	385,551	-	1,303,372
Total	8,671,519	(473,051)	(3,705,613)	828,760	347,552	817,120	1,072,930	-	7,559,217

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	18,698,277	(14,227)	(117,891)	125,628	1,100,744	1,886,534	1,422,976	(3,403,212)	19,698,829
- Financing	2,345,361	(1,895)	(722)	6,995	101,663	30,390	79,739	(199,809)	2,361,722
- Borrowings	15,386,054	(6,646)	(111,887)	99,751	860,329	1,788,347	1,111,459	(2,964,410)	16,162,997
- Revolving	966,862	(5,686)	(5,282)	18,882	138,752	67,797	231,778	(238,993)	1,174,110
Individuals	18,538,069	(122,116)	(229,661)	175,958	2,604,869	2,356,590	2,680,529	(4,585,230)	21,419,008
- Financing	1,123,181	(5,762)	(5,616)	12,091	139,404	28,138	247,703	(352,470)	1,186,669
- Borrowings	11,130,490	(47,655)	(151,949)	91,748	1,499,336	2,052,383	538,780	(3,238,035)	11,875,098
- Revolving	6,284,398	(68,699)	(72,096)	72,119	966,129	276,069	1,894,046	(994,725)	8,357,241
Total	37,236,346	(136,343)	(347,552)	301,586	3,705,613	4,243,124	4,103,505	(7,988,442)	41,117,837

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	25,893,959	2,927,039	1,347,507	(3,403,212)	26,765,293
- Financing	4,234,039	171,399	(170,008)	(199,809)	4,035,621
- Borrowings	19,751,352	2,604,457	1,198,075	(2,964,410)	20,589,474
- Revolving	1,908,568	151,183	319,440	(238,993)	2,140,198
Individuals	33,320,038	3,887,672	104,478	(4,585,230)	32,726,958
- Financing	2,740,220	118,723	(254,092)	(352,470)	2,252,381
- Borrowings	18,167,605	3,139,213	(756,445)	(3,238,035)	17,312,338
- Revolving	12,412,213	629,736	1,115,015	(994,725)	13,162,239
Total	59,213,997	6,814,711	1,451,985	(7,988,442)	59,492,251

(1) Relates to early settlements, maturities and modifications.

R$ thousands

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on March 31, 2022
Companies	4,556,820	(111,463)	(50,430)	52,045	55,144	(451,407)	985,214	(940,872)	-	4,095,051
- Financing	1,522,532	(13,051)	(3,897)	16,320	21,980	(180,283)	218,338	(151,795)	-	1,430,144
- Borrowings	2,488,160	(79,469)	(39,139)	31,706	29,552	(271,124)	710,061	(805,486)	-	2,064,261
- Revolving	546,128	(18,943)	(7,394)	4,019	3,612	-	56,815	16,409	-	600,646
Individuals	8,406,156	(413,662)	(198,708)	262,816	175,480	(383,259)	1,475,649	(436,147)	-	8,888,325
- Financing	937,824	(76,901)	(19,595)	100,004	-	(57,600)	212,905	(63,533)	-	1,033,104
- Borrowings	3,369,295	(197,105)	(117,266)	93,976	166,615	(325,659)	905,312	(407,795)	-	3,487,373
- Revolving	4,099,037	(139,656)	(61,847)	68,836	8,865	-	357,432	35,181	-	4,367,848
Total	12,962,976	(525,125)	(249,138)	314,861	230,624	(834,666)	2,460,863	(1,377,019)	-	12,983,376

R$ thousands

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on March 31, 2022
Companies	1,469,716	(52,045)	(399,003)	111,463	146,637	245,053	149,775	(6,287)	-	1,665,309
- Financing	307,316	(16,320)	(59,260)	13,051	-	5,011	11,314	29,305	-	290,417
- Borrowings	973,523	(31,706)	(265,558)	79,469	145,946	240,042	125,597	(135,430)	-	1,131,883
- Revolving	188,877	(4,019)	(74,185)	18,943	691	-	12,864	99,838	-	243,009
Individuals	4,971,646	(262,816)	(1,801,725)	413,662	606,221	557,053	447,527	506,541	-	5,438,109
- Financing	1,352,248	(100,004)	(147,076)	76,901	1,288	31,917	60,269	86,787	-	1,362,330
- Borrowings	2,369,866	(93,976)	(971,649)	197,105	574,811	525,136	341,071	(174,090)	-	2,768,274
- Revolving	1,249,532	(68,836)	(683,000)	139,656	30,122	-	46,187	593,844	-	1,307,505
Total	6,441,362	(314,861)	(2,200,728)	525,125	752,858	802,106	597,302	500,254	-	7,103,418

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on March 31, 2022
Companies	13,066,238	(55,144)	(146,637)	50,430	399,003	72,623	762,289	(29,740)	(2,500,265)	11,618,797
- Financing	3,304,316	(21,980)	-	3,897	59,260	(107,048)	9,565	(50,860)	(201,194)	2,995,956
- Borrowings	9,280,084	(29,552)	(145,946)	39,139	265,558	179,671	736,258	(116,780)	(2,162,761)	8,045,671
- Revolving	481,838	(3,612)	(691)	7,394	74,185	-	16,466	137,900	(136,310)	577,170
Individuals	13,711,766	(175,480)	(606,221)	198,708	1,801,725	1,796,441	1,536,302	(60,603)	(3,146,248)	15,056,390
- Financing	1,015,270	-	(1,288)	19,595	147,076	345,362	15,362	(242,461)	(114,151)	1,184,765
- Borrowings	8,891,678	(166,615)	(574,811)	117,266	971,649	1,451,079	1,420,711	(816,696)	(1,966,737)	9,327,524
- Revolving	3,804,818	(8,865)	(30,122)	61,847	683,000	-	100,229	998,554	(1,065,360)	4,544,101
Total	26,778,004	(230,624)	(752,858)	249,138	2,200,728	1,869,064	2,298,591	(90,343)	(5,646,513)	26,675,187

R$ thousands

Consolidated - All stages	Expected loss on December 31, 2021	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Expected loss on March 31, 2022
Companies	19,092,774	(133,731)	1,897,278	(976,899)	(2,500,265)	17,379,157
- Financing	5,134,164	(282,320)	239,217	(173,350)	(201,194)	4,716,517
- Borrowings	12,741,767	148,589	1,571,916	(1,057,696)	(2,162,761)	11,241,815
- Revolving	1,216,843	-	86,145	254,147	(136,310)	1,420,825
Individuals	27,089,568	1,970,235	3,459,478	9,791	(3,146,248)	29,382,824
- Financing	3,305,342	319,679	288,536	(219,207)	(114,151)	3,580,199
- Borrowings	14,630,839	1,650,556	2,667,094	(1,398,581)	(1,966,737)	15,583,171
- Revolving	9,153,387	-	503,848	1,627,579	(1,065,360)	10,219,454
Total	46,182,342	1,836,504	5,356,756	(967,108)	(5,646,513)	46,761,981

(1) Effect of changes in the value of contracts that remained in the same stage throughout the year; and

(2) Relates to early settlements, maturities and modifications.

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On March 31, 2023 - R$ thousands			
	Weighting			
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	Constitution/ (Reversion)
Simulation 1	100%	-	-	(951,698)
Simulation 2	-	100%	-	(2,218,905)
Simulation 3	-	-	100%	1,042,175

* Scenario in which the economy grows more than expected.

** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Amount recorded	7,815,958	6,226,152
Amounts recovered	(930,335)	(1,768,597)
Expected loss on loans and advances	6,885,623	4,457,555

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousands	
	On March 31, 2023	On March 31, 2022
Opening balance	34,353,489	28,619,018
Amount renegotiated	10,896,616	7,747,029
Amount received/Others (1)	(6,373,777)	(4,301,972)
Write-offs	(2,434,764)	(1,781,203)
Closing balance	36,441,564	30,282,872
Expected loss on loans and advances	(14,528,339)	(11,272,642)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	21,913,225	19,010,230
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	39.9%	37.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	5.7%	4.9%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	6.2%	5.2%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Non-current assets held for sale		
Real estate	886,606	878,814
Vehicles and similar	351,849	327,808
Machinery and equipment	1,044	1,108
Other	28,045	29,201
Total	1,267,544	1,236,931

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousands

Companies	On March 31, 2023							Three months ended on March 31, 2023		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	109,755	5,107,643	1,612,940	4,233,968	1,937,839	561	202,255	4,065
Tecnologia Bancária S.A. (3)	24.55%	24.55%	223,418	683,798	2,169,049	850,411	1,075,706	(8,346)	3,590,263	(33,994)
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	485,595	2,922,728	1,669,517	3,330,132	298,263	8,665	382,188	21,662
Gestora de Inteligência de Crédito S.A. (3) (4)	16.82%	16.82%	65,877	296,789	1,105,811	344,388	666,466	(2,262)	43,524	(6,366)
Others (5)			6,806,804					177,808		
Total investments in associates			7,691,449					176,426		
Elo Participações S.A. (6)	50.01%	50.01%	1,466,074	964,720	2,649,690	390,437	160,956	219,574	15,834	422,957
Total investments in joint ventures			1,466,074					219,574		
Total on March 31, 2023			9,157,523					396,000		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;

(2) Revenue from financial intermediation or revenue from the provision of services;

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements;

(4) Dilution of participation due to the entry of a new shareholder with the issuance of new shares;

(5) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Group received interest on equity, in the amount of R$72,439 thousand, in the first quarter of 2023 referring to Empresa Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment.

R$ thousands

Companies	On December 31, 2022							Three months ended on March 31, 2022		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	214	131,093	1,071
Tecnologia Bancária S.A. (3)	24.32%	24.32%	234,418	792,287	2,126,537	882,585	1,080,496	3,847	704,143	15,670
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	3,060	611,395	7,651
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	23,613	380,640	1,103,210	433,538	677,412	(4,486)	53,370	(21,342)
Others (2) (3)			6,720,922					78,074		
Total investments in associates			7,516,914					80,709		
Elo Participações S.A. (4)	50.01%	50.01%	1,453,599	1,030,474	2,235,890	461,727	164,576	136,668	16,016	280,958
Total investments in joint ventures			1,453,599					136,668		
Total on December 31, 2022			8,970,513							
Total on March 31, 2022								217,377		

(1) Revenue from financial intermediation or revenue from the provision of services;

(2) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements;

(3) It primarily includes investments in public companies Cielo S.A. and Fleury S.A. In the year ended December 31, 2022, the Group received R$204,103 thousand in dividends and interest on equity from the company Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the year ended December 31, 2022, the Organization received R$471,392 thousand in dividends from this investment.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

	R$ thousands	
	2023	2022
Initial balances	8,970,513	7,557,566
Acquisitions	14,333	348,801
Write-offs	-	(218,768)
Equity in net income of associates	396,000	217,377
Dividends/Interest on equity	(248,555)	(188,145)
Other	25,232	158,875
Balance on March 31	9,157,523	7,875,706

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousands
	Depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	8,343,904	(4,226,417)	4,117,487
Land	-	927,317	-	927,317
Installations, properties and equipment for use	10%	6,184,357	(3,071,625)	3,112,732
Security and communication systems	10%	375,475	(304,783)	70,692
Data processing systems	20%	12,225,613	(8,347,099)	3,878,514
Transportation systems	20%	234,484	(139,542)	94,942
Balance on March 31, 2023 (1)		28,291,150	(16,089,466)	12,201,684
Buildings	4%	8,091,082	(3,971,609)	4,119,473
Land	-	929,066	-	929,066
Installations, properties and equipment for use	10%	6,278,097	(3,049,442)	3,228,655
Security and communication systems	10%	371,569	(296,778)	74,791
Data processing systems	20%	12,268,559	(8,744,776)	3,523,783
Transportation systems	20%	229,717	(134,363)	95,354
Balance on December 31, 2022 (1)		28,168,090	(16,196,968)	11,971,122

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

	R$ thousands						
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105
Additions	32,324	-	282,630	13,224	1,108,939	109	1,437,226
Write-offs	(27,130)	(32,159)	(199,101)	-	(77,469)	(175)	(336,034)
Depreciation (2)	(174,276)	-	(258,840)	(12,570)	(164,285)	(5,674)	(615,645)
Balance on March 31, 2022	5,766,403	941,566	2,987,622	102,748	4,098,718	101,595	13,998,652
Balance on December 31, 2022	4,119,473	929,066	3,228,655	74,791	3,523,783	95,354	11,971,122
Additions	324,505	-	295,865	4,779	727,827	4,927	1,357,903
Write-offs	(142,017)	(1,749)	(291,621)	(2,584)	-	(149)	(438,120)
Depreciation (2)	(184,474)	-	(120,167)	(6,294)	(373,096)	(5,190)	(689,221)
Balance on March 31, 2023 (1)	4,117,487	927,317	3,112,732	70,692	3,878,514	94,942	12,201,684

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference to the value presented in the depreciation expense note, refers to the expense attributable to the result of insurance and, according to IFRS 17, must be presented in this item of the Income Statement.

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

R$ thousands

	Goodwill	Intangible Assets				
		Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Additions/(reductions)	471,513	53,872	1,464,110	62,419	141,145	2,193,059
Impairment	-	-	-	-	-	-
Accumulated amortization (2)	-	(287,464)	(266,408)	(100,723)	(103,761)	(758,356)
Balance on March 31, 2022	6,520,247	2,816,354	5,925,504	1,010,337	73,268	16,345,710
Balance on December 31, 2022	6,542,091	3,554,635	6,949,393	1,252,485	501,209	18,799,813
Additions/(reductions)	14,622	604,844	937,522	98,860	192,731	1,848,579
Impairment	-	-	-	-	-	-
Accumulated amortization (2)	-	(441,037)	(372,265)	(69,010)	(113,991)	(996,303)
Balance on March 31, 2023	6,556,713	3,718,442	7,514,650	1,282,335	579,949	19,652,089

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) The difference to the amount presented in the amortization expense note, refers to expenses attributable to insurance income and, in accordance with IFRS 17, must be presented under this heading of the Income Statement.

b) Composition of goodwill by segment

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Banking	6,090,270	6,075,648
Insurance	466,443	466,443
Total	6,556,713	6,542,091

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2023 and 2022.

16) OTHER ASSETS

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Financial assets (4) (5)	68,484,170	65,705,559
Foreign exchange transactions (1)	38,810,535	36,970,153
Debtors for guarantee deposits (2)	20,427,513	20,462,101
Securities trading	4,804,017	4,291,006
Trade and credit receivables	2,248,121	2,039,371
Receivables	2,193,984	1,942,928
Other assets	9,307,910	10,422,358
Other debtors	2,476,775	3,723,722
Prepaid expenses	2,582,627	2,735,654
Interbank and interdepartmental accounts	224,265	238,649
Other (3)	4,024,243	3,724,333
Total	77,792,080	76,127,917

1) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property;

(4) Financial assets accounted for at amortized cost; and

(5) In 2023 and 2022, we did not incur any impairment losses on other financial assets.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Demand deposits	1,045,154	1,187,198
Interbank deposits	1,309,246	1,553,496
Securities sold under agreements to repurchase	242,401,085	222,694,031
Borrowings	25,014,767	32,625,290
Onlending	24,089,851	23,888,023
Total	293,860,103	281,948,038

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousands
	On March 31, 2023	On December 31, 2022
Demand deposits	46,923,868	56,882,411
Savings deposits	128,311,785	134,624,479
Time deposits	411,625,604	399,175,316
Total	586,861,257	590,682,206

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

		R$ thousands
	On March 31, 2023	On December 31, 2022
Instruments Issued – Brazil:		
Real estate credit notes	55,852,324	51,258,545
Agribusiness notes	32,730,420	31,176,213
Financial bills	99,113,747	93,772,038
Letters property guaranteed	31,659,304	30,290,640
Subtotal	219,355,795	206,497,436
Securities – Overseas:		
Euronotes	4,723,081	3,934,384
Securities issued through securitization – (item (b))	4,087,465	8,456,444
Subtotal	8,810,546	12,390,828
Structured Operations Certificates	3,519,079	3,369,064
Total	231,685,420	222,257,328

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Changes in securities issued

		R$ thousands
	2023	2022
Opening balances on January 1	222,257,328	166,228,542
Issuance	19,210,620	34,929,854
Interest accrued	7,213,695	3,733,960
Settlement and interest payments	(17,892,230)	(24,191,896)
Exchange variation and others	896,007	(1,658,921)
Closing balance on March 31	231,685,420	179,041,539

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

Maturity	Original term in years	Nominal amount	On March 31, 2023	On December 31, 2022
				R$ thousands
In Brazil:				
Financial bills:				
2023	7	1,007,952	1,871,768	2,430,244
2024	7	67,450	122,953	118,737
2025	7	3,871,906	5,395,794	5,211,294
2027	7	401,060	510,780	492,360
2023	8	46,440	99,780	3,083,598
2024	8	136,695	252,461	243,608
2025	8	3,328,102	3,560,516	3,642,764
2026	8	694,800	965,838	932,713
2028	8	55,437	70,542	67,985
2024	9	4,924	12,850	12,354
2025	9	370,344	635,617	616,544
2027	9	89,700	133,830	129,175
2023	10	-	-	1,643,525
2025	10	284,137	862,693	827,974
2026	10	196,196	456,165	438,172
2027	10	256,243	438,282	423,111
2028	10	248,300	417,268	402,261
2030	10	134,500	176,848	171,951
2030	8	2,368,200	2,678,595	2,581,541
2031	10	7,270,000	8,950,661	8,618,267
2032	10	5,378,500	6,034,682	5,813,434
2026	11	3,400	6,862	6,907
2027	11	47,046	83,205	80,272
2028	11	74,764	133,881	129,311
Perpetual	-	13,199,755	14,013,652	14,123,230
Total (1)			47,885,523	52,241,332

(1) Includes the amount of R$38,047,864 thousand (December 31, 2022 – R$37,781,759 thousand), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose

.

b) Changes in subordinated debt

	2023	2022
		R$ thousands
Opening balances on January 1	52,241,332	54,451,077
Issuance	-	631,500
Interest accrued	1,841,429	1,475,980
Settlement and interest payments	(6,197,238)	(6,348,471)
Foreign exchange variation	-	(494,465)
Closing balance on March 31	47,885,523	49,715,621

21) INSURANCE CONTRACTS

a) Liabilities of technical provisions

R$ thousands

	On March 31, 2023	On December 31, 2022
Remaining coverage liability	301,028,135	292,524,729
- Award allocation approach	4,126,123	3,981,922
General model / variable rate approach	296,902,012	288,542,807
- Best liability estimate	271,295,889	264,487,570
- Non-financial risk adjustment	2,078,694	1,892,918
- Insurance coverage margin	23,527,429	22,162,319
Liability for incurred claims	12,978,997	12,231,236
- Best liability estimate	12,643,557	11,929,406
- Non-financial risk adjustment	335,440	301,830
Total liabilities for technical provisions	314,007,132	304,755,965

b) Remaining coverage for general model (BBA)/variable rate approach (VFA)

R$ thousands

	On March 31, 2023			On December 31, 2022		
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Estimation of the present value of future cash outflows	329,075,637	36,508,279	365,583,916	325,415,858	36,453,490	361,869,348
- Acquisition cash flows	442,840	81,111	523,951	2,197,177	83,851	2,281,028
- Claims and other directly attributable expenses	328,632,797	36,427,168	365,059,965	323,218,681	36,369,639	359,588,320
Estimation of the present value of future inflows	(88,706,660)	(5,581,365)	(94,288,025)	(91,650,415)	(5,731,361)	(97,381,776)
Non-financial risk adjustment	944,125	1,134,568	2,078,693	840,485	1,052,433	1,892,918
Insurance coverage margin	23,527,428	-	23,527,428	22,162,317	-	22,162,317
Total remaining coverage of the general model/variable rate model	264,840,530	32,061,482	296,902,012	256,768,245	31,774,562	288,542,807

c) Realization of insurance cover margin

	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total (R$ thousands)
Issued Insurance Contracts	3,784,929	1,732,464	1,591,619	1,307,623	1,160,335	13,950,460	23,527,430
- Direct Insurance	3,784,929	1,732,464	1,591,619	1,307,623	1,160,335	13,950,460	23,527,430
General model/variable rate approach on March 31, 2023	3,784,929	1,732,464	1,591,619	1,307,623	1,160,335	13,950,460	23,527,430
Issued Insurance Contracts	3,210,179	1,736,463	1,671,090	1,317,926	1,163,876	13,062,785	22,162,319
- Direct Insurance	3,210,179	1,736,463	1,671,090	1,317,926	1,163,876	13,062,785	22,162,319
General model/variable rate approach on March 31, 2022	3,210,179	1,736,463	1,671,090	1,317,926	1,163,876	13,062,785	22,162,319

d) Handling of technical provisions

R$ thousands

Amounts recognized for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Claims Incurred Liabilities (PSI) - General Model/Variable Rate Approach (BBA/VFA)		Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA)	
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Best Output Estimate (BEL)	Risk adjustment (RA)
Opening balances on January 1	286,301,736	6,220,387	2,043,562	52,340	9,888,451	249,489
Insurance revenue	(12,135,692)	-	-	-	-	-
- Total retrospective method contracts	(10,907,234)	-	-	-	-	-
- Fair value method contracts	(1,228,458)	-	-	-	-	-
Insurance expenses	-	(141,100)	(562,704)	(11,579)	1,084,364	40,372
- Claims reported and other insurance costs	-	-	(829,177)	(20,848)	(5,000,022)	(126,001)
- Adjustments for incurred claim liabilities	-	-	266,473	9,269	6,084,386	166,373
- Onerous contract recoveries	-	(141,100)	-	-	-	-
Insurance result	(12,135,692)	(141,100)	(562,704)	(11,579)	1,084,364	40,372
Financial expenses	4,265,239	12,463	36,117	931	158,651	3,826
- Financial expenses of insurance contracts	4,265,239	12,463	36,117	931	158,651	3,826
Total changes in statement of comprehensive income	387,152	-	(3,191)	8	(1,696)	55
Agreements recognized in the period	24,648,251	41,689	-	-	-	-
Estimated cash flows	(9,129,047)	557,058	-	-	-	-
- Awards received	3,477,868	-	-	-	-	-
- Investment component	(10,402,292)	-	-	-	-	-
- Commissions	(7,514)	-	-	-	-	-
- Experience adjustment	(2,197,109)	557,058	-	-	-	-
Closing balance on March 31, 2023	294,337,639	6,690,497	1,513,784	41,700	11,129,770	293,742

Amounts recognized for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Passivo de sinistros incorridos (PSI) - Modelo geral/abordagem de taxa variável (BBA/VFA)		Liabilities for Remaining Coverage	R$ thousands
	Excluding Loss Component	Componente de Perda	Excluding Loss Component	Ajuste de risco (RA)	Excluding Loss Component	Ajuste de risco (RA)
Opening balances on January 1	262,071,331	6,021,815	1,683,469	31,933	10,521,649	199,394
Insurance revenue	(10,224,830)	-	-	-	-	-
- Total retrospective method contracts	(8,914,810)	-	-	-	-	-
- Fair value method contracts	(1,310,020)	-	-	-	-	-
Insurance expenses	-	15,125	58,789	6,061	(292,457)	25,011
- Claims reported and other insurance costs	-	-	(739,175)	(13,977)	(5,473,300)	(103,639)
- Adjustments for incurred claim liabilities	-	-	797,964	20,038	5,180,843	128,650
- Onerous contract recoveries	-	15,125	-	-	-	-
Insurance result	(10,224,830)	15,125	58,789	6,061	(292,457)	25,011
Financial expenses	2,868,328	1,041	25,383	489	139,817	2,597
- Financial expenses of insurance contracts	2,868,328	1,041	25,383	489	139,817	2,597
Total changes in statement of comprehensive income	(793,813)	-	(8,032)	(148)	(40,824)	(674)
Agreements recognized in the period	26,324,155	79,773	-	-	-	-
Estimated cash flows	(12,931,196)	869,972	-	-	-	-
- Awards received	3,426,750	-	-	-	-	-
- Investment component	(13,159,868)	-	-	-	-	-
- Commissions	(26,398)	-	-	-	-	-
- Experience adjustment	(3,171,680)	869,972	-	-	-	-
Closing balance on March 31, 2023	267,313,975	6,987,726	1,759,609	38,335	10,328,185	226,328

e) Movement of reserves – General model/variable rate approach (BBA/VFA)

						R$ thousands
	On March 31, 2023			On March 31, 2022		
	Best Output Estimate (BEL)	Risk adjustment (RA)	Insurance coverage margin (CSM)	Best Output Estimate (BEL)	Risk adjustment (RA)	Insurance coverage margin (CSM)
Opening balances on January 1	264,487,532	1,892,918	22,162,318	238,116,071	1,590,686	25,598,149
Changes related to the current period	(47,827)	(40,458)	(3,562,862)	(44,438)	(41,373)	(3,757,499)
- Coverage margin recognized in the period	-	-	(740,325)	-	-	(748,316)
- Changes in the risk adjustment recognized in the period	-	(40,458)	-	-	(41,373)	-
- Experience adjustment	(47,827)	-	(2,822,537)	(44,438)	-	(3,009,183)
Changes related to future periods	10,958,960	192,685	4,759,808	15,191,736	195,856	2,447,379
- Changes in estimates that adjust the insurance coverage margin	(1,111,365)	136,856	2,216,483	(79,381)	192,593	845,289
- Changes in estimates that do not adjust the insurance coverage margin	342,776	5,190	-	(783,540)	(26,128)	-
- Contracts initially recognized in the period	11,727,549	50,639	2,543,325	16,054,657	29,391	1,602,090
Insurance result	10,911,133	152,227	1,196,946	15,147,298	154,483	(1,310,120)
Total financial expenses	4,159,066	33,549	168,166	2,757,708	9,253	118,354
- Financial expenses of insurance contracts	4,159,066	33,549	168,166	2,757,708	9,253	118,354
Estimated cash flows	(8,261,843)	-	-	(11,044,126)	-	-
- Awards received	(6,924,423)	-	-	(9,733,119)	-	-
- Claims and other insurance expenses	(1,278,206)	-	-	(1,254,677)	-	-
- Acquisition cash flows	(59,214)	-	-	(56,330)	-	-
Closing balance on March 31	271,295,888	2,078,694	23,527,430	244,976,951	1,754,422	24,406,383

f) Insurance coverage margin

						R$ thousands
	On March 31, 2023			On March 31, 2022		
	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total
Opening balances on January 1	8,988,133	13,174,185	22,162,318	9,026,385	16,571,764	25,598,149
Changes from the current period	(377,942)	(362,383)	(740,325)	(369,539)	(378,777)	(748,316)
- Insurance coverage margin recognized in the period	(377,942)	(362,383)	(740,325)	(369,539)	(378,777)	(748,316)
Changes in relation to future periods	847,462	1,089,809	1,937,271	(112,045)	(449,759)	(561,804)
- Contracts initially recognized	978,915	1,564,410	2,543,325	914,348	687,742	1,602,090
- Changes in estimates that adjust the insurance coverage margin	(131,453)	(474,601)	(606,054)	(1,026,393)	(1,137,501)	(2,163,894)
Insurance result	469,520	727,426	1,196,946	(481,584)	(828,536)	(1,310,120)
Financial expenses of insurance contracts	104,223	63,943	168,166	93,694	24,660	118,354
Closing balance on March 31	9,561,876	13,965,554	23,527,430	8,638,495	15,767,888	24,406,383

g) Changes in other comprehensive income

		R$ thousands
	Three months ended on March 31	
	2023	2022
Initial balances	2,385,912	-
Changes in obligation to pay arising from return on investment	(231,749)	505,078
Interest Accreditation	(382,333)	843,397
Effect of changes in interest rates	150,584	(338,319)
Closing balance	2,154,163	505,078

h) Insurance income

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Amounts related to changes in liabilities for remaining coverage (PCR)	12,577,830	10,673,399
Outputs related to general model contracts	1,141,547	1,077,675
Non-financial risk adjustment change	40,263	41,373
Insurance coverage margin recognized for general model and variable rate	732,754	748,337
Outflows related to contracts approach to award allocation	10,663,266	8,806,014
Insurance Revenue	12,577,830	10,673,399

i) Insurance financial expense

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Financial expenses of insurance contracts	8,082,839	6,055,695
Changes in obligation to pay arising from return on investment	3,286,781	3,894,486
Interest Accreditation	4,492,040	3,036,612
Effect of changes in interest rates	304,018	(875,403)
Amounts recognized in income	7,778,821	6,931,098
Amounts recognized in other comprehensive income	304,018	(875,403)

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the

perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been challenging in court the legality and constitutionality of some taxes and contributions, which are fully provisioned. These processes have regular monitoring of their evolution in the procedures of the Judiciary and in the administrative spheres, of which we highlight:

- PIS and Cofins - R$2,955,047 thousand (R$2,906,220 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,856,172 thousand (R$1,824,202 thousand on December 31, 2022): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$677,452 thousand (R$657,370 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$480,948 thousand (R$480,085 thousand on December 31, 2022): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

In March 2023, Banco Bradesco adhered to the "Litigation Zero" program, pursuant to Joint Ordinance PGFN/RFB No. 1, of January 12, 2023, which allows for a reduction of up to 100% in the amount of interest and fines on credits taxes in tax administrative litigation considered irrecoverable or difficult to recover.

IV - Changes in other provisions

			R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037
Adjustment for inflation	197,717	121,798	111,988
Provisions, net of (reversals and write-offs)	242,789	307,929	(65,778)
Payments	(474,461)	(533,690)	(3,303)
Balance on March 31, 2022	6,695,152	9,074,508	8,114,944
Balance on December 31, 2022	6,009,966	7,989,207	7,477,364
Adjustment for inflation	171,759	137,167	125,111
Provisions, net of (reversals and write-offs)	296,002	431,086	(594,384)
Payments	(745,213)	(862,012)	(265,710)
Balance on March 31, 2023	5,732,514	7,695,448	6,742,381

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2023, R$9,500,855 thousand (R$9,211,004 thousand on December 31, 2022) for civil claims and R$43,967,458 thousand (R$39,703,592 thousand on December 31, 2022) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,782,319 thousand (R$10,548,883 thousand on December 31, 2022): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,055,065 thousand (R$5,757,539 thousand on December 31, 2022): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$8,339,619 thousand (R$8,054,885 thousand on December 31, 2022), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2017 – R$3,042,139 thousand (R$2,976,879 thousand on December 31, 2022): relating to disallowance of expenses with credit losses;

- ISSQN – Commercial Leasing Companies – R$1,712,841 thousand (R$1,725,257 thousand on December 31, 2022): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,591,742 thousand (R$1,563,374 thousand on December 31, 2022): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,273,266 thousand (R$1,250,549 thousand on December 31, 2022): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$740,570 thousand (R$728,777 thousand on December 31, 2022): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$176,010 thousand (R$173,351 thousand on December 31, 2022): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). There is a sentence of the two former members of the board of Bradesco, pending transit in judgment.

23) OTHER LIABILITIES

a) Other liabilities

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Financial liabilities	93,527,622	92,556,433
Credit card transactions (1)	31,698,039	33,097,889
Foreign exchange transactions (2)	40,079,378	37,404,746
Loan assignment obligations	3,908,565	4,484,288
Capitalization bonds	9,163,373	9,134,099
Securities trading	3,996,850	3,838,999
Lease liabilities (Note 23b)	4,681,417	4,596,412
		-
Other liabilities	42,650,308	43,854,987
Third party funds in transit (3)	6,797,731	7,750,360
Provision for payments	10,276,633	11,527,472
Sundry creditors	4,774,823	4,780,536
Social and statutory	2,728,011	5,570,334
Other taxes payable	1,734,000	2,309,741
Liabilities for acquisition of assets and rights	461,687	822,479
Other	15,877,423	11,094,065
Total	136,177,930	136,411,420

(1) Refers to amounts payable to merchants;

(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b) Lease liabilities

	R$ thousands
Closing balance on december 31, 2021	4,661,486
Remeasurement and new contracts	747,132
Payments	(492,726)
Appropriation of financial charges	168,050
Foreign exchange variation	91,363
Closing balance on March 31, 2022	5,175,305

Balance on December 31, 2022	4,596,412
Remeasurement and new contracts	357,209
Payments	(416,316)
Appropriation of financial charges	148,145
Foreign exchange variation	(4,033)
Closing balance on March 31, 2023	4,681,417

Maturity of the leases

The maturity of these financial liabilities as of March 31, 2023 is divided as follows: R$1,064,028 thousand up to one year (R$1,003,263 thousand up to 1 year as of December 31, 2022), R$3,589,271 thousand between 1 and 5 years (R$3,471,865 thousand between one to five years as of December 31, 2022) and R$589,883 thousand over 5 years (R$625,974 thousand for more than five years as of December 31, 2022).

Impacts on the statement of income

The impact on the income for the first quarter of 2023 was: "Expenses of depreciation" – R$190,491 thousand (R$189,988 thousand in the first quarter of 2022), "Interest and similar expenses" – R$148,145 thousand (R$168,050 thousand in the first quarter of 2022) and "Expenses of the foreign exchange variation" – R$4,033 thousand (R$91,363 thousand in the first quarter of 2022).

Expenses for the first quarter of 2023 with short-term contracts were R$228 thousand (R$41 thousand in the first quarter of 2022).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

		R$ thousands
	On March 31, 2023	On December 31, 2022
Commitments to extend credit (1)	308,775,516	318,281,881
Financial guarantees (2)	96,567,329	97,960,932
Letters of credit for imports	1,258,030	793,921
Total	406,600,875	417,036,734

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On March 31, 2023	On December 31, 2022
Common	5,338,393,881	5,338,393,881
Preferred	5,320,094,147	5,320,094,147
Subtotal	10,658,488,028	10,658,488,028
Treasury (common shares)	(8,089,200)	(8,089,200)
Treasury (preferred shares)	(8,228,600)	(8,228,600)
Total outstanding shares	10,642,170,228	10,642,170,228

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

Interest on equity/dividends were paid or recognized in provisions, as follows:

					R$ thousands
Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.051749	0.056924	526,441	78,966	447,475
Supplementary interest on shareholders' equity paid	0.167604	0.184364	1,705,064	255,760	1,449,304
Supplementary dividends provisioned	0.009913	0.010904	100,843	-	100,843
Total accrued on March 31, 2022	0.229266	0.252192	2,332,348	334,726	1,997,622
Monthly interest on shareholders' equity paid	0.051749	0.056924	578,201	86,730	491,471
Supplementary interest on shareholders' equity provisioned	0.205825	0.226407	2,299,752	344,963	1,954,789
Total accrued on March 31, 2023	0.257574	0.283331	2,877,953	431,693	2,446,260

d) Shares in treasury

In the Extraordinary Shareholders' Meeting held on March 10, 2023, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 16,317,800 nominative-book-entry shares was approved, being 8,089,200 common shares and 8,228,600 preferred shares, without reduction of share capital approved by Bacen on April 18, 2023.

On March 31, 2023, 8,089,200 common shares and 8,228,600 preferred shares remained in treasury, in the amount of R$224,377 thousand. The minimum, average and maximum cost per common share is R$12.41, R$12.91 and R$13.47 and per preferred share is R$13.91, R$14.58 and R$15.45 respectively. The market value of these shares, on March 31, 2023, was R$11.85 per common share and R$13.17 per preferred share.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Three months ended on March 31	
	2023	2022
Net earnings attributable to the Organization's common shareholders (R$ thousand)	2,577,689	3,836,699
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	2,822,103	4,200,491
Weighted average number of common shares outstanding (thousands)	5,338,394	5,346,746
Weighted average number of preferred shares outstanding (thousands)	5,320,094	5,325,101
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.48	0.72
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.53	0.79

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Interest and similar income		
Loans and advances to banks	6,841,002	3,976,490
Loans and advances to customers:		
- Loans	26,197,582	22,074,316
- Leases	130,724	98,112
Financial assets:		
- At fair value through profit or loss	10,127,996	6,462,428
- Fair value through other comprehensive income	6,967,007	4,778,913
- At amortized cost	5,158,050	5,280,211
Compulsory deposits with the Central Bank	2,393,834	1,616,620
Other financial interest income	5,032	3,419
Total	57,821,227	44,290,509
Interest and similar expenses		
Deposits from banks:		
- Interbank deposits	(116,278)	(52,839)
- Funding in the open market	(8,062,719)	(5,917,520)
- Borrowings and onlending	(1,604,362)	(721,881)
Deposits from customers:		
- Savings accounts	(2,366,339)	(2,102,916)
- Time deposits	(10,150,748)	(6,342,901)
Securities issued	(7,280,635)	(4,153,812)
Subordinated debt	(1,841,429)	(1,475,980)
Technical provisions for insurance, pension plans and capitalization bonds	(8,028,049)	(7,149,479)
Total	(39,450,559)	(27,917,328)
Net interest income	18,370,668	16,373,181

28) FEE AND COMISSION INCOME

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Fee and commission income		
Credit card income	2,346,159	2,062,613
Current accounts	1,847,475	1,947,953
Collections	448,180	463,588
Guarantees	282,850	274,793
Asset management	297,736	314,404
Consortium management	570,194	564,592
Custody and brokerage services	305,418	319,302
Underwriting/ Financial Advisory Services	145,484	236,103
Payments	111,064	110,671
Other	295,126	272,234
Total	6,649,686	6,566,253

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Fixed income securities	(811,681)	(319,977)
Derivative financial instruments	1,352,954	1,596,409
Equity securities	(973,928)	16,283
Total	(432,655)	1,292,715

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities, when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Revenue from PAA contracts	10,663,268	8,806,014
Revenue from BBA contracts	1,479,115	1,445,422
Revenue from VFA Contracts	435,447	421,963
Insurance Revenue	12,577,830	10,673,399
Claims occurred	(9,545,770)	(7,892,813)
Acquisition costs	(911,215)	(777,596)
Administrative Expenses	(872,619)	(689,470)
Expenses with Onerous Contracts	(46,254)	(98,688)
Insurance contract expenses	(11,375,858)	(9,458,567)
Insurance result	1,201,972	1,214,832
Reinsurance result	(7,963)	(8,708)
Gross profit from insurance and pension plans	1,194,009	1,206,124

33) PERSONNEL EXPENSES

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Salaries	(2,480,982)	(2,300,337)
Benefits	(1,308,233)	(1,133,817)
Social security charges	(913,410)	(814,292)
Employee profit sharing	(419,912)	(465,864)
Training	(19,207)	(17,643)
Total	(5,141,744)	(4,731,953)

34) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Outsourced services	(935,711)	(927,548)
Communication	(238,699)	(282,971)
Data processing	(560,595)	(475,500)
Advertising and marketing	(226,086)	(289,009)
Asset maintenance	(317,309)	(326,739)
Financial system	(412,505)	(316,808)
Rental	(19,704)	(25,413)
Security and surveillance	(150,823)	(146,381)
Transport	(186,507)	(187,123)
Water, electricity and gas	(86,977)	(101,474)
Advances to FGC (Deposit Guarantee Association)	(188,306)	(170,022)
Supplies	(28,066)	(25,526)
Travel	(19,753)	(6,676)
Other	(380,862)	(349,904)
Total	(3,751,903)	(3,631,094)

35) DEPRECIATION AND AMORTIZATION

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Amortization expenses	(896,315)	(686,773)
Depreciation expenses	(673,089)	(601,454)
Total	(1,569,404)	(1,288,227)

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Tax expenses	(1,820,865)	(2,154,814)
Legal provision	(566,741)	(916,443)
Income from sales of non-current assets, investments, and property and equipment, net (1)	45,033	421,675
Card marketing expenses	(865,691)	(765,900)
Other	795,391	(521,787)
Total	(2,412,873)	(3,937,269)

(1) In 2022, includes gains related to the demutualization of the CIP (Interbank Payments Chamber).

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Income before income tax and social contribution	6,275,588	11,742,845
Total burden of income tax and social contribution at the current rates	(2,824,015)	(5,284,280)
Effect of additions and exclusions in the tax calculation:		
Earnings (losses) of associates and joint ventures	178,200	97,820
Interest on equity	1,295,079	1,004,177
Other amounts (1) (2)	548,958	523,175
Income tax and social contribution for the period	(801,778)	(3,659,108)
Effective rate	-12.8%	-31.2%

(1) Primarily, includes: (i) the equalization of the effective rate of non-bank financial companies, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b) Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Current taxes:		
Income tax and social contribution payable	(3,633,054)	(3,094,785)
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	3,116,401	(333,287)
Use of opening balances of:		
Social contribution loss	(241,377)	(158,505)
Income tax loss	(302,986)	(199,431)
Addition on:		
Social contribution loss	102,572	34,962
Income tax loss	156,666	91,938
Total deferred tax expense	2,831,276	(564,323)
Income taxes	(801,778)	(3,659,108)

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

				R$ thousands
	Balance on December 31, 2022	Amount recorded	Amount realized	Balance on March 31, 2023
Provisions for credit losses	51,069,942	4,347,527	(2,625,489)	52,791,980
Provision for contingencies	9,458,335	315,935	(741,028)	9,033,242
Impairment of securities and investments	2,441,248	189,663	(51,604)	2,579,307
Adjustment to fair value of securities	80,520	94,490	(68,269)	106,741
Other	5,420,788	2,487,252	(825,723)	7,082,317
Total deductible taxes on temporary differences	68,470,833	7,434,867	(4,312,113)	71,593,587
Income tax and social contribution losses in Brazil and overseas	19,128,543	259,238	(544,363)	18,843,418
Subtotal	87,599,376	7,694,105	(4,856,476)	90,437,005
Adjustment to fair value of securities at fair value through other comprehensive income	3,767,052	392,377	(2,004,524)	2,154,905
Total deferred tax assets (1)	91,366,428	8,086,482	(6,861,000)	92,591,910
Deferred tax liabilities (1)	8,785,135	621,775	(615,422)	8,791,488
Net deferred taxes (1)	82,581,293	7,464,707	(6,245,578)	83,800,422

	R$ thousands			
	Balance on December 31, 2021	Amount constituted	Amount realized	Balance on March 31, 2022
Provisions for credit losses	44,561,831	3,864,232	(3,134,054)	45,292,009
Provision for contingencies	10,409,560	254,017	(295,604)	10,367,973
Impairment of securities and investments	3,912,172	169,647	(519,800)	3,562,019
Adjustment to fair value of securities	353,503	14,303	(164,133)	203,673
Other	6,672,640	1,495,916	(1,479,599)	6,688,957
Total deductible taxes on temporary differences	65,909,706	5,798,115	(5,593,190)	66,114,631
Income tax and social contribution losses in Brazil and overseas	18,701,919	216,749	(357,936)	18,560,732
Subtotal	84,611,625	6,014,864	(5,951,126)	84,675,363
Adjustment to securities at fair value through OCI	1,935,615	914,134	(63,434)	2,786,315
Total deferred tax assets (1)	86,547,240	6,928,998	(6,014,560)	87,461,678
Deferred tax liabilities (1)	8,011,814	717,171	(459,232)	8,269,753
Net deferred taxes (1)	78,535,426	6,211,827	(5,555,328)	79,191,925

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$6,432,052 thousand in 2023 (R$7,151,843 thousand in 2022).

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On March 31, 2023, there was a total of R$14,105 thousand (R$16,550 thousand as of December 31, 2022) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable.

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On March 31, 2023 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2023	8,640,523	6,850,386	351,908	96,781	15,939,598
2024	12,570,197	9,919,866	125,178	83,706	22,698,947
2025	4,700,591	3,734,879	109,501	74,467	8,619,438
2026	5,396,590	4,289,968	111,349	66,583	9,864,490
2027	5,251,584	3,984,674	129,177	77,015	9,442,450
2028	1,574,390	1,247,373	1,502,131	1,191,795	5,515,689
2029	322,851	249,292	2,688,329	2,162,240	5,422,712
2030	1,007,539	777,322	2,831,456	2,248,758	6,865,075
2031	358,123	209,412	2,221,060	2,406,014	5,194,609
2032	310,423	197,604	94,997	270,973	873,997
Total	40,132,811	31,460,776	10,165,086	8,678,332	90,437,005

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for deductibility of credit losses, established by Law No. 14,467/2022, were contemplated.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2022	Amount recorded	Realized/Decrease	Balance on March 31, 2023
Fair value adjustment to securities and derivative financial instruments	1,310,556	129,253	(92,309)	1,347,500
Difference in depreciation	434,496	45,312	-	479,808
Judicial deposit	2,735,883	149,422	(146,997)	2,738,308
Other	4,304,200	297,788	(376,116)	4,225,872
Total deferred tax expense	8,785,135	621,775	(615,422)	8,791,488

	R$ thousands			
	Balance on December 31, 2021	Amount recorded	Realized/Decrease	Balance on March 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	314,387	(411,261)	1,727,290
Difference in depreciation	274,687	35,578	-	310,265
Judicial deposit	2,326,652	123,622	(35,590)	2,414,684
Other	3,586,311	243,584	(12,381)	3,817,514
Total deferred tax expense	8,011,814	717,171	(459,232)	8,269,753

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

						R$ thousands
	On March 31, 2023			On December 31, 2022		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments at fair value through other comprehensive income	1,559,309	(669,460)	889,849	(3,624,066)	1,484,751	(2,139,315)
Exchange differences on translations of foreign operations	31,442	-	31,442	(75,132)	-	(75,132)
Other	(421,378)	189,620	(231,758)	210,576	(94,759)	115,817
Total	1,169,373	(479,840)	689,533	(3,488,622)	1,389,992	(2,098,630)

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bac Florida Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue in 2023 and 2022.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

	On March 31, 2023 - R$ thousand								
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	42,427,617	9,970,994	133,076	(172,686)	52,359,001	(571,377)	(764,226)	6,410,767	57,434,165
Expenses from financial intermediation (4)	(25,143,218)	(8,028,049)	(6)	172,686	(32,998,587)	156,683	1,401,430	(8,010,085)	(39,450,559)
Financial margin	**17,284,399**	**1,942,945**	**133,070**	**-**	**19,360,414**	**(414,694)**	**637,204**	**(1,599,318)**	**17,983,606**
Expected Credit Loss Associated with Credit Risk expense	(9,661,923)	-	-	-	(9,661,923)	-	-	2,590,134	(7,071,789)
Gross income from financial intermediation	**7,622,476**	**1,942,945**	**133,070**	**-**	**9,698,491**	**(414,694)**	**637,204**	**990,816**	**10,911,817**
Other income from insurance, pension plans and capitalization bonds	-	1,638,325	-	7,848	1,646,173	-	-	(244,846)	1,401,327
Fee and commission income and income from banking fees	8,261,403	436,345	1,396	(8,015)	8,691,129	(1,285,671)	(516,968)	(238,804)	6,649,686
Personnel expenses	(5,198,182)	(603,026)	(5,788)	-	(5,806,996)	194,952	-	470,300	(5,141,744)
Other administrative expenses (5)	(5,012,352)	(453,453)	(3,667)	117,209	(5,352,263)	285,693	(213,969)	(40,768)	(5,321,307)
Tax expenses	(1,652,376)	(333,071)	(6,636)	-	(1,992,083)	171,218	-	-	(1,820,865)
Share of profit (loss) of associates and jointly controlled entities	34,700	6,035	-	-	40,735	355,144	-	121	396,000
IR/CS and Other income/expenses	(1,531,723)	(954,928)	(41,189)	(117,042)	(2,644,882)	693,358	93,733	256,687	(1,601,104)
Net Income in March 31, 2023	**2,523,946**	**1,679,172**	**77,186**	**-**	**4,280,304**	**-**	**-**	**1,193,506**	**5,473,810**
Total assets	**1,592,950,504**	**380,591,349**	**3,935,052**	**(113,451,017)**	**1,864,025,888**	**(10,029,499)**	**(41,610,285)**	**16,345,417**	**1,828,731,521**
Investments in associates and joint ventures	**67,993,025**	**2,886,195**	**1,160**	**(67,208,816)**	**3,671,564**	**5,557,366**	**-**	**(71,407)**	**9,157,523**
Total liabilities	**1,405,049,513**	**347,936,822**	**126,089**	**(46,242,201)**	**1,706,870,223**	**(10,029,499)**	**(41,610,285)**	**10,454,800**	**1,665,685,239**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

									On March 31, 2022 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1) Companies (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	32,531,374	10,063,145	77,927	(143,963)	42,528,483	(195,029)	(363,241)	7,890,064	49,860,277
Expenses from financial intermediation (4)	(11,894,109)	(8,445,597)	(198)	143,963	(20,195,941)	85,467	913,975	(8,720,829)	(27,917,328)
Financial margin	20,637,265	1,617,548	77,729	-	22,332,542	(109,562)	550,734	(830,765)	21,942,949
Expected Credit Loss Associated with Credit Risk expense	(6,812,943)	-	-	-	(6,812,943)	43,142	-	1,745,685	(5,024,116)
Gross income from financial intermediation	13,824,322	1,617,548	77,729	-	15,519,599	(66,420)	550,734	914,920	16,918,833
Other income from insurance, pension plans and capitalization bonds	-	1,645,079	-	1,218	1,646,297	-	-	(231,515)	1,414,782
Fee and commission income and income from banking fees	8,095,305	424,324	214,087	(184,385)	8,549,331	(1,098,405)	(495,351)	(389,322)	6,566,253
Personnel expenses	(4,672,643)	(557,466)	(113,037)	763	(5,342,383)	179,638	-	430,792	(4,731,953)
Other administrative expenses (5)	(4,831,813)	(350,793)	(214,829)	316,306	(5,081,129)	352,749	(103,085)	(87,856)	(4,919,321)
Tax expenses	(2,004,794)	(284,152)	(27,656)	-	(2,316,602)	161,788	-	-	(2,154,814)
Share of profit (loss) of associates and jointly controlled entities	4,690	18,192	(639)	-	22,243	194,987	-	147	217,377
IR/CS and Other income/expenses	(5,893,102)	6,076	32,772	(133,902)	(5,988,156)	275,663	47,702	437,371	(5,227,420)
Net Income in March 31, 2022	4,521,965	2,518,808	(31,573)		7,009,200	-	-	1,074,537	8,083,737
Total assets on March 31, 2022	1,498,286,358	351,328,716	6,788,038	(131,980,790)	1,724,422,322	(8,838,015)	(40,612,822)	21,651,883	1,696,623,368
Investments in associates and joint ventures on March 31, 2022	64,604,436	2,761,263	967,890	(65,400,412)	2,933,177	4,967,421	-	(24,892)	7,875,706
Total liabilities on March 31, 2022	1,317,709,237	319,414,357	1,137,619	(66,580,378)	1,571,680,835	(8,838,015)	(40,612,822)	20,591,072	1,542,821,070

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate and business combination;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets – R$(87) thousand (2022 – R$(1,118) thousand; (ii) business models/effective interest rate/others – R$1,436 thousand (2022 – R$273 thousand ; (iii) insurance contracts – R$1,349 thousand (2022 – R$1.686 thousand; and (iv) business combination – R$4,467 thousand (2022 – R$4,431 thousand).

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On March 31, 2023	On December 31, 2022	On March 31, 2023	On December 31, 2022	On March 31, 2023	On December 31, 2022	On March 31, 2023	On December 31, 2022
Assets								
Loans and advances to banks	-	-	-	500,259	-	-	-	500,259
Securities and derivative financial instruments	88,981	87,464	334,329	245,323	-	-	423,310	332,787
Loans and other assets	13	11	609,691	709,437	159,354	205,947	769,058	915,395
Liabilities								
Customer and financial institution resources	3,245,871	3,386,794	1,493,804	674,112	578,779	559,901	5,318,454	4,620,807
Securities and subordinated debt securities	19,754,502	17,095,011	-	-	1,140,974	940,719	20,895,476	18,035,730
Other liabilities (4)	778,601	1,920,329	13,029,356	15,019,045	11,500	39,826	13,819,457	16,979,200

Three months ended on March 31 - R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and expenses								
Net interest income	(743,896)	(481,727)	(29,158)	36,967	(54,881)	(26,439)	(827,935)	(471,199)
Income from services provided	44	47	57,157	30,233	12	9	57,213	30,289
Other expenses net of other operating revenues	21,613	17,168	(527,962)	(442,080)	(5,063)	(375,785)	(511,412)	(800,697)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 13;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2023, the maximum amount of R$649,622 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$596,300 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Salaries	156,280	191,921
Total	156,280	191,921

Post-employment benefits

	R$ thousands	
	Three months ended on March 31	
	2023	2022
Defined contribution pension plans	145,148	121,213
Total	145,148	121,213

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On March 31, 2023	On December 31, 2022
Common shares	0.34%	0.34%
Preferred shares	0.83%	0.83%
Total shares (1)	0.58%	0.58%

(1) On March 31, 2023, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.88% of common shares, 0.88% of preferred shares and 1.88% of all shares (on December 31, 2022 – 2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- **First line**, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- **Second line**, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense, in addition to the activities and responsibilities associated with independent validation of models. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
- **Third line**, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Socioenvironmental, Climate, Reputation, Model and Qualitative Risks.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

COGIRAC is supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT (Prevention of Money Laundering and Terrorism Financing)/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Group's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved by the Stress Testing Technical Commission - COTES, being validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

40.1. Capital Management

The Group manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

In this way, it adopt's a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is in line with market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Organization defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On March 31, 2023	On December 31, 2022
	Prudential	
Regulatory capital - values		
Common equity	104,600,242	106,500,779
Level I	118,613,894	120,624,009
Reference Equity - RE	142,648,106	144,282,538
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts		
Total RWA	945,116,186	971,611,195
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.1%	11.0%
Level 1 Index	12.6%	12.4%
Basel Ratio	15.1%	14.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.07%	2.96%
Leverage Ratio (AR)		
Total exposure	1,644,823,821	1,639,736,361
AR	7.2%	7.4%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	207,279,746	198,600,676
Total net cash outflow	125,458,670	124,038,502
LCR	165.2%	160.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	874,292,756	877,734,697
Stable resources required (RSF)	720,798,036	728,633,715
NSFR	121.3%	120.5%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan

commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated following the Central Bank of Brazil's Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation

Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the

Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior. This is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, in which methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations, that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousands
	On March 31, 2023		On December 31, 2022	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets				
Cash and balances with banks (Note 5)	124,439,714	-	122,521,755	-
Financial assets at fair value through profit or loss (Note 6)	319,693,505	-	301,899,028	-
Debt instruments at fair value through other comprehensive income (Note 8) (1)	211,038,498	(187,421)	215,588,278	(301,284)
Loans and advances to banks (Note 10)	188,706,882	(13,992)	122,516,581	(28,252)
Loans and advances to customers (Note 11)	643,012,832	(55,739,977)	656,866,564	(54,447,957)
Securities at amortized cost (Note 9)	180,949,426	(3,340,860)	214,651,905	(3,040,831)
Other financial assets (Note 16)	68,484,170	-	65,705,559	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	310,033,546	(2,442,452)	319,075,802	(2,997,091)
Financial guarantees (Note 11 and 24)	96,567,329	(1,309,822)	97,960,932	(1,768,949)
Total risk exposure	**2,142,925,902**	**(63,034,524)**	**2,116,786,404**	**(62,584,364)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands	
	On March 31, 2023	On December 31, 2022
Largest borrower	0.8%	0.9%
10 largest borrowers	5.9%	6.4%
20 largest borrowers	8.7%	9.4%
50 largest borrowers	12.3%	13.5%
100 largest borrowers	15.3%	16.6%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands			
	On March 31, 2023	%	On December 31, 2022	%
Public sector	5,198,760	0.8	5,449,228	0.8
Oil, derivatives and aggregate activities	3,597,464	0.6	4,342,100	0.7
Production and distribution of electricity	973,272	0.2	1,066,832	0.2
Other industries	628,024	0.1	40,296	-
Private sector	637,814,072	99.2	651,417,336	99.2
Companies	275,978,732	42.9	293,805,799	44.8
Real estate and construction activities	20,294,922	3.2	24,776,946	3.8
Retail	45,502,149	7.1	46,126,498	7.0
Services	60,465,847	9.4	61,001,335	9.3
Transportation and concession	25,894,137	4.0	27,532,277	4.2
Automotive	8,934,654	1.4	11,151,798	1.7
Food products	13,255,584	2.1	12,562,156	1.9
Wholesale	20,294,414	3.2	24,397,104	3.7
Production and distribution of electricity	6,105,173	0.9	6,527,815	1.0
Siderurgy and metallurgy	8,734,073	1.4	9,381,575	1.4
Sugar and alcohol	7,100,136	1.1	8,110,881	1.2
Other industries	59,397,643	9.2	62,237,414	9.5
Individuals	361,835,340	56.3	357,611,537	54.4
Total portfolio	643,012,832	100.0	656,866,564	100.0
Expected credit loss	(55,739,977)		(54,447,957)	
Total of net loans and advances to customers	587,272,855		602,418,607	

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial

instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

				R$ thousands
	On March 31, 2023		On December 31, 2022	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	281,177,492	123,427,780	299,255,027	119,422,414
Stage 1	240,894,190	113,330,903	260,930,040	110,048,239
Stage 2	10,486,475	4,715,246	10,397,088	4,280,315
Stage 3	29,796,827	5,381,631	27,927,899	5,093,860
Individuals	361,835,340	232,526,504	357,611,537	228,720,031
Stage 1	291,569,710	197,926,391	292,656,355	195,708,576
Stage 2	32,199,019	27,183,360	31,531,058	25,873,396
Stage 3	38,066,611	7,416,753	33,424,124	7,138,059
Total	643,012,832	355,954,284	656,866,564	348,142,445

(1) Of the total balance of loan operations, R$419,753,133 thousand (December 31, 2022 – R$434,935,659 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557, of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas

to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-

Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must

be defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the

Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintains cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands			
	On March 31, 2023		On December 31, 2022	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	29,080,569	35,820,132	35,805,135	30,863,080
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	16,683,790	15,740,591	5,054,212	4,950,999
Exchange coupon	1,315,184	1,443,237	602,486	698,161
Foreign Currency	4,392,726	4,463,896	2,890,254	3,038,402
Equities	4,443,935	4,384,146	4,637,904	4,642,523
Sovereign/Eurobonds and Treasuries	7,109,041	6,121,367	5,812,825	5,275,743
Other	342,482	1,323,356	1,262,258	734,094
Total	63,367,726	69,296,725	56,065,074	50,203,002

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$19,093 thousand in the first quarter of 2023, with *IGP-M/IPCA* as the largest risk factor participation of the portfolio.

Risk factors	R$ thousands	
	On March 31, 2023	On December 31, 2022
Fixed rates	5,436	1,498
IGPM/IPCA	21,456	3,629
Exchange coupon	34	38
Foreign Currency	2,375	1,854
Sovereign/Eurobonds and Treasuries	1,497	1,964
Equities	4,082	3,524
Other	4,873	1,439
Correlation/diversification effect	(20,660)	(8,252)
VaR at the end of the year	19,093	5,694
Average VaR in the year	13,062	9,391
Minimum VaR in the year	4,982	4,661
Maximum VaR in the year	24,849	16,355

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousands			
	On March 31, 2023		On December 31, 2022	
	VaR	Stressed	VaR	Stressed
Interest rate	61,074	56,030	14,475	42,853
Exchange rate	53,873	73,355	55,174	46,165
Commodity price (Commodities)	498	320	1,968	4,165
Equities	10,833	10,805	8,114	7,639
Correlation/diversification effect	(44,532)	(44,591)	(16,641)	(30,723)
VaR at the end of the year	81,747	95,919	63,090	70,099
Average VaR in the year	59,696	104,325	46,747	79,158
Minimum VaR in the year	26,739	54,047	33,170	41,474
Maximum VaR in the year	101,221	146,376	83,049	192,318

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

As of December 31, 2022, the daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level one time in the hypothetical view and not once in the effective view in March/2023. In December/2022, the daily results corresponding to the last 250 business days exceeded the respective VaR with a confidence level of 99% once in the hypothetical vision and never in the effective vision.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as "Bad luck or the markets moved in a way not predicted by the model", that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands	
	On March 31, 2023	On December 31, 2022
At the end of the year	170,142	77,668
Average in the year	175,979	118,174
Minimum in the year	95,498	53,384
Maximum in the year	252,903	265,347

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

R$ thousands

		Trading Portfolio (1) Scenarios					
		On March 31, 2023			On December 31, 2022		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(28)	(2,430)	(2,708)	(63)	(21,058)	(41,285)
Price indexes	Exposure subject to variations in price index coupon rates	(3,521)	(71,110)	(147,776)	(3,129)	(51,918)	(110,853)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	15	1,602	3,051	(2)	(339)	(670)
Foreign currency	Exposure subject to exchange rate variations	384	9,608	19,216	800	20,000	40,000
Equities	Exposure subject to variation in stock prices	(58)	(1,457)	(2,914)	(130)	(3,256)	(6,512)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	102	6,876	13,283	42	3,942	7,744
Other	Exposure not classified in other definitions	(37)	(931)	(1,862)	(135)	(866)	(1,730)
Total excluding correlation of risk factors		(3,144)	(57,843)	(119,710)	(2,618)	(53,495)	(113,308)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 312bps and 608bps (scenarios 2 and 3 respectively) in December 31, 2022 (December 31, 2022 - the values were approximately 326bps and 633bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

R$ thousands

		Trading and Banking Portfolios (1) Scenarios					
		On March 31, 2023			On December 31, 2022		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(3,447)	(1,467,224)	(3.173.367)	(7,204)	(2,730,345)	(5,582,444)
Price indexes	Exposure subject to variations in price index coupon rates	(20,600)	(2,336,667)	(4.236.709)	(20,236)	(2,290,418)	(4,152,134)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,693)	(192,455)	(370.171)	(1,134)	(135,476)	(259,477)
Foreign currency	Exposure subject to exchange rate variations	(4,548)	(113,702)	(227.405)	8,450	211,248	422,496
Equities	Exposure subject to variation in stock prices	(32,999)	(824,967)	(1.649.933)	(33,013)	(825,318)	(1,650,636)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(366)	(23,628)	(46.255)	943	(47,166)	(94,368)
Other	Exposure not classified in other definitions	(136)	(3,398)	(6.795)	(158)	(1,432)	(2,862)
Total excluding correlation of risk factors		(63.789)	(4,962,041)	(9,710,636)	(52,352)	(5,818,907)	(11,319,425)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 330bps and 655bps (scenarios 2 and 3 respectively) in December 31, 2022 (December 31, 2022 - the values were approximately 346bps and 675bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

- Daily distribution of liquidity control instruments;
- Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
- Preparation of reports with past and future movements, based on scenarios;
- Daily verification of compliance with the minimum liquidity level;
- Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
- Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on March 31, 2023	Total on December 31, 2022
Deposits from banks	220,819,388	20,259,321	20,193,994	19,652,788	4,744,502	285,669,993	264,515,929
Deposits from customers	188,101,420	18,505,419	123,546,734	319,151,171	826,777	650,131,521	646,734,380
Securities issued	7,580,973	15,204,617	76,064,330	130,056,710	14,136,740	243,043,370	241,197,989
Subordinated debt	2,063	100,503	2,322,865	17,823,123	74,812,769	95,061,323	99,757,706
Other financial liabilities (1)	59,879,146	20,712,722	3,320,262	7,555,756	2,059,736	93,527,622	92,556,433
Total liabilities on March 31, 2023	476,382,990	74,782,582	225,448,185	494,239,548	96,580,524	1,367,433,829	
Total liabilities on December 31, 2022	476,065,660	75,194,853	223,897,813	480,138,935	89,465,176		1,344,762,437

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on March 31, 2023	Total on December 31, 2022
Differential of swaps payable	112,991	487,186	729,350	1,900,901	577,698	3,808,126	3,939,676
Non-deliverable forwards	13,830,105	398,824	563,316	130,109	-	14,922,354	3,201,282
• Purchased	3,203,734	395,464	558,999	127,038	-	4,285,235	3,039,260
• Sold	10,626,371	3,360	4,317	3,071	-	10,637,119	162,022
Premiums of options	512,543	48,021	399,662	297,201	74,131	1,331,558	841,199
Other	691,144	392,472	525,359	107,788	-	1,716,763	1,357,646
Total of derivative liabilities on March 31, 2023	15,146,783	1,326,503	2,217,687	2,435,999	651,829	21,778,801	
Total of derivative liabilities on December 31, 2022	3,512,671	884,329	1,352,818	3,396,269	193,716		9,339,803

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousands

	Current			Non-current				
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total on March 31, 2023	Total on December 31, 2022
Assets								
Cash and balances with banks	124,439,714	-	-	-	-	-	124,439,714	122,521,755
Financial assets at fair value through profit or loss	5,466,758	24,101,897	15,650,359	168,561,566	81,807,989	24,104,936	319,693,505	301,899,028
Debt instruments at fair value through other comprehensive income	2,459,749	8,449,303	6,531,529	114,674,543	70,111,276	8,812,098	211,038,498	215,588,278
Loans and advances to customers, net of impairment	75,515,497	142,859,048	85,921,466	216,680,479	66,296,365	-	587,272,855	602,418,607
Loans and advances to banks, net of impairment	168,064,776	14,719,530	3,362,630	2,545,954	-	-	188,692,890	122,488,329
Securities, net of provision for expected losses	994,957	12,645,403	11,769,498	111,904,707	40,294,001	-	177,608,566	211,611,074
Other financial assets (1)	56,573,408	993,649	221,842	7,309,533	3,385,738	-	68,484,170	65,705,559
Total financial assets on March 31, 2023	433,514,859	203,768,830	123,457,324	621,676,782	261,895,369	32,917,034	1,677,230,198	
Total financial assets on December 31, 2022	401,353,760	186,009,193	140,331,019	615,040,743	267,490,159	32,007,756		1,642,232,630
Liabilities								
Financial liabilities at amortized cost								
Deposits from banks	243,710,505	20,825,631	11,484,446	14,617,913	3,221,608	-	293,860,103	281,948,038
Deposits from customers (2)	198,364,291	45,733,768	85,830,543	256,605,012	327,643	-	586,861,257	590,682,206
Securities issued	8,852,574	43,797,762	47,131,349	120,022,691	11,881,044	-	231,685,420	222,257,328
Subordinated debt	2,053	1,961,086	363,043	28,798,225	2,747,464	14,013,652	47,885,523	52,241,332
Other financial liabilities (3)	59,879,146	20,712,722	3,320,262	7,555,756	2,059,736	-	93,527,622	92,556,433
Financial liabilities at fair value through profit or loss	313,267	461,864	624,981	2,401,321	22,357,908	-	26,159,341	13,341,324
Other financial instruments with credit risk exposure								
Loan Commitments	-	-	-	2,442,452	-	-	2,442,452	2,997,091
Financial guarantees	-	-	-	1,309,822	-	-	1,309,822	1,768,949
Insurance technical provisions and pension plans	271,769,743	-	-	42,237,389	-	-	314,007,132	304,755,965
Total financial liabilities on March 31, 2023	782,891,579	133,492,833	148,754,624	475,990,581	42,595,403	14,013,652	1,597,738,672	
Total financial liabilities on December 31, 2022	774,381,149	127,641,119	163,015,580	437,307,848	46,079,740	14,123,230		1,562,548,666

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;

(2) Demand deposits, savings deposits and technical provisions for insurance and pension plans, represented by "VGBL" and "PGBL" products, are classified within 1 to 30 days, without considering the historical average turnover; and

(3) Prmarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on March 31, 2023	Total on December 31, 2022
Assets				
Total financial assets	760,741,013	916,489,185	1,677,230,198	1,642,232,630
Non-current assets held for sale	1,267,544	-	1,267,544	1,236,931
Investments in associated companies	-	9,157,523	9,157,523	8,970,513
Property and equipment	-	12,201,684	12,201,684	11,971,122
Intangible assets and goodwill	-	19,652,089	19,652,089	18,799,813
Current income and other tax assets	4,618,149	9,136,566	13,754,715	14,440,840
Deferred taxes	21,836,651	64,323,207	86,159,858	84,214,585
Other assets	7,677,844	1,630,066	9,307,910	10,422,358
Total non-financial assets	35,400,188	116,101,135	151,501,323	150,056,162
Total assets on March 31, 2023	796,141,201	1,032,590,320	1,828,731,521	
Total assets on December 31, 2022	766,556,995	1,025,731,797		1,792,288,792
Liabilities				
Total financial liabilities	1,065,139,036	532,599,636	1,597,738,672	1,562,548,666
Other provisions	4,591,889	16,691,340	21,283,229	22,647,973
Current income tax liabilities	1,653,594	-	1,653,594	1,593,037
Deferred taxes	-	2,359,436	2,359,436	1,633,292
Other liabilities	40,339,719	2,310,589	42,650,308	43,854,987
Total non-financial liabilities	46,585,202	21,361,365	67,946,567	69,729,289
Total equity	-	163,046,282	163,046,282	160,010,837
Total equity and liabilities on March 31, 2023	1,111,724,238	717,007,283	1,828,731,521	
Total equity and liabilities on December 31, 2022	1,112,793,083	679,495,709		1,792,288,792

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government bonds that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are

significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousands			
	On March 31, 2023			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	238,637,809	52,517,908	702,259	291,857,976
Brazilian government bonds	205,538,718	5,456,640	2	210,995,360
Corporate debt and marketable equity securities	18,405,961	14,122,110	702,257	33,230,328
Bank debt securities	1,741,841	32,939,158	-	34,680,999
Mutual funds	12,741,063	-	-	12,741,063
Foreign governments securities	120,657	-	-	120,657
Brazilian government bonds issued abroad	89,569	-	-	89,569
Derivatives	(1,877,277)	3,954,082	(400,617)	1,676,188
Derivative financial instruments (assets)	14,521,259	13,222,555	91,715	27,835,529
Derivative financial instruments (liabilities)	(16,398,536)	(9,268,473)	(492,332)	(26,159,341)
Debt instruments at fair value through other comprehensive income	202,752,949	6,807,663	1,477,886	211,038,498
Brazilian government bonds	177,860,145	-	20,189	177,880,334
Corporate debt securities	1,264,178	1,719,408	348,493	3,332,079
Bank debt securities	3,105,936	3,553,752	-	6,659,688
Brazilian government bonds issued abroad	6,802,188	-	-	6,802,188
Foreign governments securities	7,552,111	-	-	7,552,111
Mutual funds	2,656,029	-	-	2,656,029
Marketable equity securities and other stocks	3,512,362	1,534,503	1,109,204	6,156,069
Total	439,513,481	63,279,653	1,779,528	504,572,662

	R$ thousands			
	On December 31, 2022			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	237,380,615	47,559,444	700,473	285,640,532
Brazilian government bonds	204,934,195	5,604,251	2	210,538,448
Corporate debt and marketable equity securities	18,223,185	9,290,575	700,471	28,214,231
Bank debt securities	1,427,286	32,664,618	-	34,091,904
Mutual funds	12,025,851	-	-	12,025,851
Foreign governments securities	656,270	-	-	656,270
Brazilian government bonds issued abroad	113,828	-	-	113,828
Derivatives	(1,526,269)	4,978,274	(534,833)	2,917,172
Derivative financial instruments (assets)	3,414,581	12,734,059	109,856	16,258,496
Derivative financial instruments (liabilities)	(4,940,850)	(7,755,785)	(644,689)	(13,341,324)
Debt instruments at fair value through other comprehensive income	203,732,788	10,435,808	1,419,682	215,588,278
Brazilian government bonds	177,149,932	-	21,318	177,171,250
Corporate debt securities	1,470,115	1,780,215	289,114	3,539,444
Bank debt securities	3,287,386	3,121,090	-	6,408,476
Brazilian government bonds issued abroad	9,337,317	-	-	9,337,317
Foreign governments securities	6,875,135	-	-	6,875,135
Mutual funds	1,602,576	-	-	1,602,576
Marketable equity securities and other stocks	4,010,327	5,534,503	1,109,250	10,654,080
Total	439,587,134	62,973,526	1,585,322	504,145,982

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Financial assets at fair value through profit or loss	Debt instruments at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687
Included in the result	549,051	22,488	-	-	571,539
Included in other comprehensive income	-	10,575	-	-	10,575
Acquisitions	41,435	179,778	15,055	-	236,268
Write-offs	(42,875)	(161,037)	-	(38,017)	(241,929)
Transfer to other levels (1)					-
On March 31, 2022	1,025,916	1,467,633	194,559	(568,968)	2,119,140
On December 31, 2022	700,473	1,419,682	109,856	(644,689)	1,585,322
Included in the result	23,866	15,010	-	-	38,876
Included in other comprehensive income	-	59,297	-	-	59,297
Acquisitions	-	-	-	152,356	152,356
Write-offs	(29,483)	(16,103)	(18,140)	-	(63,726)
Transfer to other levels (1)	7,403	-	-	-	7,403
On March 31, 2023	702,259	1,477,886	91,716	(492,333)	1,779,528

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousands
	Financial assets at fair value through profit or loss	Debt instruments at fair value through other comprehensive income	Total
Interest and similar income	17,960	(3,770)	14,190
Net trading gains/(losses) realized and unrealized	175,306	258,339	433,645
Total on December 31, 2022	193,266	254,569	447,835
Interest and similar income	3,642	15,010	18,652
Net trading gains/(losses) realized and unrealized	20,224	59,297	79,521
Total on March 31, 2023	23,866	74,307	98,173

Sensitivity analysis for financial assets classified as Level 3

						R$ thousands
	On March 31, 2023					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(4)	(982)	(1,843)
Price indexes	-	-	-	(114)	(15,924)	(29,569)
Exchange coupon	-	-	-	(5)	(569)	(1,111)
Foreign currency	-	-	-	157	3,935	7,870
Equities	3,011	75,278	150,556	5,990	149,743	299,485

						R$ thousands
	On December 31, 2022					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(5)	(1,098)	(2,058)
Price indexes	-	(15)	(29)	(82)	(11,879)	(22,007)
Equities	3,453	86,317	172,633	6,147	153,133	306,302

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

					R$ thousands
	On March 31, 2023				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	188,762,648	-	188,762,648	188,692,890
· Customers	-	-	635,948,416	635,948,416	643,012,832
Securities at amortized cost	64,435,358	100,301,288	9,969,635	174,706,281	180,949,426
Financial liabilities					
Deposits from banks	-	-	295,137,565	295,137,565	293,860,103
Deposits from customers	-	-	587,664,927	587,664,927	586,861,257
Securities issued	-	-	220,922,102	220,922,102	231,685,420
Subordinated debt	-	-	49,509,878	49,509,878	47,885,523

					R$ thousands
	On December 31, 2022				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	122,538,967	-	122,538,967	122,488,329
· Customers	-	-	650,606,365	650,606,365	656,866,564
Securities at amortized cost	100,636,000	98,998,877	9,728,838	209,363,715	214,651,905
Financial liabilities					
Deposits from banks	-	-	282,146,097	282,146,097	281,948,038
Deposits from customers	-	-	591,820,200	591,820,200	590,682,206
Securities issued	-	-	213,546,452	213,546,452	222,257,328
Subordinated debt	-	-	53,842,376	53,842,376	52,241,332

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR) or the Provision for Events/Claims Occurred and Not Reported (PEONA) in the case of health insurance. The estimated cost of claims includes direct expenses to be incurred when settling them.
In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life

The risks associated with Non-Life include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with Life insurance and Pension Plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk

from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The tables below shows, respectively, the concentration of risks based on the amounts of premiums written net of reinsurance, cancellations and social security contributions, and based on the amounts of technical provisions:

Written Premium (net of reinsurance, cancellations and pension contributions)	R$ thousands	
	On March 31, 2023	On March 31, 2022
Non-Life	2,133,008	1,378,565
Life	2,403,825	2,266,642
Health (Health and Dental)	7,936,883	6,087,313
Pension plans	8,935,469	6,927,407

Technical Provisions	R$ thousands					
	On March 31					
	2023			2022		
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Non-Life	2,724,433	12,231	2,712,202	3,366,014	9,844	3,356,170
Life	18,747,465	19,442	18,728,023	20,857,285	26,741	20,830,544
Health (Health and Dental)	12,896,562	-	12,896,562	13,382,781	-	13,382,781
Pension plan	252,129,748	-	252,129,748	276,042,157	-	276,042,157

Sensitivity test

The table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last three months of the calculation base date:

Sensitivity	R$ thousands			
	Gross of reinsurance		Net of reinsurance	
	On March 31, 2023	On March 31, 2022	On March 31, 2023	On March 31, 2022
Non-Life	(12,873)	(8,406)	(12,820)	(8,361)
Life	(5)	(6,954)	(5)	(6,921)
Health (Health and Dental)	(47,603)	(36,524)	(47,603)	(36,524)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages,

but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

40.7. Operational risk

Operational risk is represented by the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes the legal risk associated with the activities carried out by the Organization.

Operational Risk Management Process

The Organization adopts the Three Lines model, which consists of identifying and assigning specific responsibilities to the Premises so that the essential tasks of operational risk management are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

- Identify, assess and monitor the operational risks inherent to the Organization's activities;
- Evaluate the operational risks inherent to new products, services and partners in order to adapt them to legislation and procedures and controls;
- Mapping and capture operational loss records to compose the database operational risk and manage them in line with the Organization's appetite;
- Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;
- Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;
- Assess and calculate the need for regulatory and economic capital for operational risk; and
- Ensure the existence of governance procedures for reporting operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds (Specially Constituted Investment Fund).

The supplementary pension plan receives contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary, contributed by employees and 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death), contributed by the group. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan named APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsored for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), which had its sponsorship withdrawal process approved by PREVIC Ordinance No. 780, of August 23, 2022, both managed by MultiBRA – Pension Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds.

Bradesco, at its facilities abroad, provides its employees and managers with a pension plan, in accordance with the rules established by local authorities, which allows accumulating financial resources throughout the participant's professional career.

Total expenses with contributions made, in the first quarter of 2023, were R$310,483 thousand (R$271,155 thousand in 2022).

42) OTHER INFORMATION

a) On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of credit losses resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, coming in to effect as of January 1, 2025, , where we highlight the rules: i) application of factors for the deduction of defaulted operations (operation overdue for more than ninety days); and ii) losses on January 1, 2025, related to credits that are in default on December 31, 2024, which have not been deducted by that date, can only be excluded in determining the taxable income and the calculation basis of the CSLL, at the rate of one-thirty-sixths for each month of the calculation period, starting in April 2025.

Reporting Date April 18, 2023

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos
Marlos Francisco de Souza Araujo

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Leandro Karam Correa Leite
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Antonio José da Barbara
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

***Deputy Members**
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Eduardo Badyr Donni
Paulo Henrique Andolhe

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Introduction

We have reviewed the interim consolidated financial position of Banco Bradesco S.A. ("Bradesco" or "Bank"), as of March 31, 2023, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the main explanatory notes ("condensed interim consolidated financial information").

Management of Bradesco is responsible for the preparation of this condensed consolidated interim financial information in accordance with the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at March 31, 2023, the consolidated performance of its operations and its consolidated cash flows for the three-month period then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, May 4th, 2023

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A. referring to the first quarter of 2023 and, in view of the meetings held with (i) the management areas and administrators; and (ii) KPMG Auditores Independentes and its reports are of the opinion that the aforementioned documents adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, May 4, 2023.

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Officer and Business Controller

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Prata – 4th floor

Osasco-SP

Brazil

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